    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1997


                                            REGISTRATION STATEMENT NO. 333-33053
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                               MEADOWCRAFT, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                             2500                            63-0891252
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)          Identification Number)

                             1401 MEADOWCRAFT ROAD
                           BIRMINGHAM, ALABAMA 35215
                                 (205) 853-2220
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                             ---------------------

                               WILLIAM J. MCCANNA
                                   PRESIDENT
                               MEADOWCRAFT, INC.
                             1401 MEADOWCRAFT ROAD
                           BIRMINGHAM, ALABAMA 35215
                                 (205) 853-2220
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ---------------------

                          COPIES OF COMMUNICATIONS TO:

               JOHN H. COOPER, ESQ.                              JAMES C. SCOVILLE, ESQ.
              SIROTE & PERMUTT, P.C.                               DEBEVOISE & PLIMPTON
           2222 ARLINGTON AVENUE SOUTH                               875 THIRD AVENUE
          BIRMINGHAM, ALABAMA 35255-5727                         NEW YORK, NEW YORK 10022
               TEL: (205) 930-5108                                 TEL: (212) 909-6000
               FAX: (205) 930-5301                                 FAX: (212) 909-6836

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 29, 1997


PROSPECTUS

                                3,125,000 SHARES


                                MEADOWCRAFT LOGO


                                  COMMON STOCK


                         ------------------------------


     All of the shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by Meadowcraft, Inc. (the "Company" or "Meadowcraft"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the New York Stock Exchange subject to official notice of issuance under the symbol "MWI".

     At the Company's request, up to 357,143 shares (the "Directed Shares") will be reserved for sale at the initial public offering price and offered to directors, officers or employees of Meadowcraft and other persons associated with Meadowcraft's directors or officers, including up to 294,214 shares for sale to members of the immediate family of the existing stockholders. See "Underwriting." Upon consummation of the Offering, the existing stockholders of the Company and members of their immediate family will own approximately 85.2% of the outstanding Common Stock (approximately 83.2% if the Underwriters' over-allotment option is exercised in full). See "Principal Stockholders."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===================================================================================================================
                                               PRICE TO                UNDERWRITING              PROCEEDS TO
                                                PUBLIC                 DISCOUNT(1)                COMPANY(2)
-------------------------------------------------------------------------------------------------------------------
Per Share............................             $                         $                         $
-------------------------------------------------------------------------------------------------------------------
Total(3).............................             $                         $                         $
===================================================================================================================

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses payable by the Company, estimated at $425,000. The Underwriters have agreed to reimburse the Company $100,000 for certain expenses incurred in connection with the Offering.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 468,750 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                         ------------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any orders in whole or in part. It is expected that delivery of the
shares of Common Stock will be made on or about           , 1997.
                         ------------------------------

                          A.G. EDWARDS & SONS, INC.

             THE DATE OF THIS PROSPECTUS IS                  , 1997

                                     [LOGO]

                        [PHOTO TO BE FILED BY AMENDMENT]

     "Meadowcraft," "Plantation Patterns," "Arlington House," "Salterini," "Interior Images by Salterini," and "Home Collection from Plantation Patterns" are trademarks of Meadowcraft, Inc.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS, OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and related notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised; (ii) all references to the assumed initial public offering price of $14.00 per share of Common Stock are based on the midpoint of the range set forth on the cover page of this Prospectus; (iii) references to "Fiscal 1991," "Fiscal 1992," "Fiscal 1993," "Fiscal 1994," "Fiscal 1995," and "Fiscal 1996" refer to the Company's fiscal year ending on the Sunday closest to April 30 of that year, references to "Fiscal 1997" refer to the Company's fiscal year ended May 3, 1997, and references to "Fiscal 1998" refer to the Company's fiscal year ending July 31, 1998; and (iv) "Seasonal" year refers to the 12-month period ending July 31 of the particular year and represents the fiscal year to which the Company plans to change upon consummation of the Offering.

                                  THE COMPANY

     Meadowcraft is one of the leading domestic producers of casual outdoor furniture and is the largest manufacturer of outdoor wrought iron furniture in the United States. The Company designs, manufactures and distributes a variety of wrought iron consumer products, including outdoor and indoor furniture and accessories, outdoor cushions and umbrellas, and garden products, which it markets to mass merchandisers and specialty stores primarily in the United States. The Company believes that it has established a reputation as an innovator in the design, manufacturing, distribution and marketing of moderately priced, quality wrought iron furniture. Meadowcraft's net sales have grown from $50.5 million in Fiscal 1991 to $141.9 million in Fiscal 1997, while pro forma net income has increased from $1.2 million to $15.9 million over the same period. For Seasonal 1997, Meadowcraft had net sales of $145.1 million and pro forma net income of $16.7 million.

     The Company offers consumers a wide variety of products across different price points in three markets: the outdoor mass market under the Plantation Patterns brand name; the outdoor specialty market under the Meadowcraft, Arlington House and Salterini brand names; and the indoor specialty and mass markets under the Interior Images by Salterini and Home Collection from Plantation Patterns brand names, respectively. For Fiscal 1997, outdoor mass market sales accounted for approximately 75.1% of the Company's gross sales, while outdoor specialty market sales represented approximately 16.9% of gross sales and indoor specialty and mass market sales constituted approximately 4.2% of gross sales.

     Meadowcraft attributes its strong market position in the casual outdoor furniture industry to the following competitive strengths:

     - Meadowcraft's ability to produce quality wrought iron furniture and accessories with traditional, "high-end" design features, broad consumer appeal, and high value-to-price characteristics.

     - Meadowcraft's ability to ship large quantities of products on a reliable and timely basis due to its advanced manufacturing and distribution facilities and computerized inventory tracking and shipping systems.

     - Meadowcraft's excellent relationships with its mass market retail customers and its extensive network of specialty retail customers.

     - Meadowcraft's senior managers with their extensive experience in the casual furniture and other manufacturing industries.

     Meadowcraft's objective is to continue to grow sales, earnings and market share of the casual outdoor and indoor furniture markets by:

     - Introducing new products and expanding offerings in its existing product lines with the same quality and customer value as its existing products.

     - Increasing its manufacturing and product distribution capacity to meet the demands of new and existing customers in new geographic regions, as well as to enhance the Company's ability to provide products to all customers on a timely and reliable basis.

     - Heightening brand name awareness and increasing consumer demand for the Company's products through expanded product offerings and national marketing and advertising campaigns, such as the Paul Harvey national radio show.

     The Company was incorporated under the laws of Delaware in 1985 as Sam Blount Company, Inc. and changed its name to Meadowcraft, Inc. in July 1994. The Company's principal executive and administrative offices are located at 1401 Meadowcraft Road, Birmingham, Alabama 35215, and the Company's telephone number is (205) 853-2220.

                                   OWNERSHIP

     Upon consummation of the Offering, the existing stockholders of the Company and members of their immediate family will own an aggregate of approximately 85.2% of the outstanding Common Stock (approximately 83.2% if the Underwriters' over-allotment option is exercised in full), with Samuel R. Blount, Chairman of the Board of Directors, and his immediate family owning an aggregate of approximately 76.1% of the outstanding Common Stock (approximately 74.3% if the Underwriters' over-allotment option is exercised in full). See "Principal Stockholders."

                                  THE OFFERING

Common Stock offered by the
  Company...........................      3,125,000 shares

Common Stock to be outstanding after
  the Offering(1)...................     19,125,000 shares

Use of Proceeds.....................     The Company will use the net proceeds
                                         from the Offering to pay approximately
                                         $32.7 million of the S Corporation
                                         Distribution (as defined herein) to the
                                         Company's existing stockholders, and
                                         the balance will be used to finance
                                         capital expenditures. See "Use of
                                         Proceeds."

NYSE symbol.........................     MWI
---------------

(1) Excludes 1,000,000 shares of Common Stock reserved for issuance and not yet issued under the Company's 1997 Stock Option Plan (the "Plan"). See "Management -- 1997 Stock Option Plan."

                                  RISK FACTORS

     For a discussion of certain factors that should be considered in evaluating an investment in the Common Stock, see "Risk Factors."

            SUMMARY HISTORICAL AND OTHER SEASONAL FINANCIAL DATA(1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                               THIRTEEN WEEKS
                                                          FISCAL YEAR ENDED                                        ENDED
                              --------------------------------------------------------------------------   ----------------------
                              APRIL 28,   MAY 3,    MAY 2,    MAY 1,    APRIL 30,   APRIL 28,    MAY 3,     JULY 31,     JULY 31,
                                1991       1992      1993      1994       1995        1996        1997        1996         1997
                              ---------   -------   -------   -------   ---------   ---------   --------   -----------   --------
                                                                                                           (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales...................   $50,523    $68,359   $73,062   $96,189   $120,767    $117,419    $141,945     $32,233     $35,368
Gross profit................    13,111     17,519    17,191    25,384     32,180      29,570      43,630       7,963       9,436
Operating income............     6,126      9,082     8,491    14,972     20,914      17,572      30,652       5,399       6,477
Income before pro forma
  provision for income
  taxes.....................     1,900      5,108     4,415    10,087     16,033      12,554      25,378       4,095       5,316
Pro forma net income(2).....     1,206      3,244     2,790     6,415      9,962       7,869      15,939       2,572       3,338
Pro forma net income per
  share(3)..................                                                                         .96                     .20
Pro forma weighted average
  shares outstanding(3).....                                                                      16,521                  16,521
OTHER DATA:
Capital expenditures(4).....   $   297    $ 1,508   $ 1,700   $ 7,615   $ 16,034    $ 18,676    $  4,081     $ 1,628     $ 2,070
Depreciation and
  amortization..............     1,242      1,189     1,221     1,482      2,340       4,006       5,099       1,235       1,237

                                                                           JULY 31, 1997
                                                              ---------------------------------------
                                                                                         PRO FORMA
                                                              ACTUAL    PRO FORMA(5)   AS ADJUSTED(6)
                                                              -------   ------------   --------------
                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Total assets................................................  $71,072     $73,772         $81,365
Total debt..................................................   28,168      28,168          28,168
Stockholders' equity........................................   33,144       3,174          43,437

                                                OTHER SEASONAL DATA FOR THE SEASONAL YEAR ENDED JULY 31,
                                         ----------------------------------------------------------------------
                                          1991      1992      1993      1994       1995       1996       1997
                                         -------   -------   -------   -------   --------   --------   --------
                                                                      (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales..............................  $54,750   $67,144   $83,937   $99,155   $116,894   $126,926   $145,080
Gross profit...........................   14,960    17,105    20,394    27,909     29,139     32,930     45,103
Operating income.......................    7,858     7,683    10,910    18,047     17,715     20,642     31,730
Income before pro forma provision for
  income taxes.........................    3,388     3,932     6,714    13,019     12,728     15,507     26,600
Pro forma net income(2)................    2,151     2,497     4,243     8,280      7,915      9,725     16,705
OTHER DATA:
Capital expenditures(4)................  $   596   $ 1,506   $ 1,735   $ 9,825   $ 19,049   $ 13,973   $  4,523
Depreciation and amortization..........    1,038     1,196     1,272     1,576      2,664      4,226      5,101

---------------

(1) The Company utilizes a 52/53 week fiscal year. In each of Fiscal 1991, 1992, 1993, 1994, 1995 and 1996, the fiscal year ended on the Sunday closest to the last day of April. In Fiscal 1997, the Company changed its fiscal year end to the Saturday closest to the last day of April. All fiscal and seasonal years presented herein represent 52 weeks of operations, except for Fiscal 1992 and Fiscal 1997 which include 53 weeks of operations. The 12-month period ended July 31 ("Seasonal Year") represents the Company's natural, or seasonal, year which corresponds to the Company's annual business cycle. However, due to certain regulations under the Internal Revenue Code of 1986, as amended (the "Code"), relating to S corporation elections, the Company's fiscal year was not permitted to match its Seasonal Year. Upon consummation of the Offering, the Company will terminate its S corporation election and change its fiscal year end to July 31 to coincide with the Company's Seasonal Year. As a result, certain unaudited Seasonal Year information is presented to aid investors in measuring and identifying trends with respect to the Company's performance related to its Seasonal Years.
(2) Pro forma net income is presented as if the Company had been a C corporation for tax purposes for all periods presented. See Notes 2 and 7 of the Company's audited financial statements and related notes thereto (the "Financial Statements") included elsewhere in this Prospectus.
(3) The weighted average number of shares of Common Stock outstanding gives effect to the estimated number of shares of Common Stock that would be required to be sold, at an assumed initial public offering price of $14.00 per share, to pay the portion of the S Corporation Distribution to be paid out of the net proceeds of the Offering in excess of Fiscal 1997 earnings. See "Use of Proceeds."
(4) Capital expenditures include capital leases and capital expenditures financed with debt.
(5) Reflects, as appropriate, (i) the approximately $32.7 million portion of the S Corporation Distribution to be paid out of the net proceeds of the Offering, which represents undistributed earnings from October 1, 1986 through May 3, 1997 that were previously taxed to the existing stockholders, and (ii) the effect of recording net deferred tax assets which will result from the termination of the Company's S corporation election, amounting to approximately $2.7 million at July 31, 1997 (see Notes 2 and 7 of the Financial Statements included elsewhere in this Prospectus). See "Use of Proceeds."
(6) Represents pro forma balance sheet data as adjusted to reflect the issuance and sale of 3,125,000 shares of Common Stock by the Company at an assumed initial public offering price of $14.00 per share providing assumed net proceeds of $40.3 million and the application of such proceeds to pay approximately $32.7 million of the S Corporation Distribution. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should consider the following factors in evaluating the Company and its business before purchasing any of the shares of the Common Stock offered hereby.

CUSTOMER CONCENTRATION

     A substantial portion of the Company's sales is derived from a limited number of customers. In Fiscal 1997, the Company's top five customers represented approximately 62.6% of the Company's net sales. Wal-Mart Stores, Inc. ("Wal-Mart") and Sam's Club, Inc. (each of which is a subsidiary of Wal-Mart, Inc.) represented approximately 21.4% and 12.6%, respectively, of net sales in Fiscal 1997. The Company has no long-term written contracts for the purchase of products with its customers, but instead sells its products under short-term purchase orders, which is consistent with general industry practice. The loss of any significant customer or a substantial reduction in purchases by any such customer would have a material adverse effect on the Company if the Company were unable to replace such customer or purchases. In addition, changes and consolidation in the retail industry could adversely affect one or more of the Company's significant customers which, in turn, could materially adversely affect the Company. See "Business -- Customers and Marketing."

SEASONALITY

     The Company's sales in its quarter ended October are significantly lower than its sales in other quarters due to the seasonal nature of the casual outdoor furniture industry. The Company has historically experienced operating losses in the quarter ended October of each year. During the months of August, September and October, shipments of products to customers are relatively low due to the completion of the mass market retail selling season and reduced demand for outdoor casual furniture in the fall and winter months. At the same time, the Company continues to manufacture products to build inventory to meet customer orders and anticipated demand for the next selling season, incurring operating and overhead costs without corresponding sales during the period. In addition, the Company's sales are also subject to fluctuations on a quarterly basis due to such factors as weather and customer ordering decisions. Trading volume and prices for the Common Stock could be subject to wide fluctuations in response to these variations in operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality."

CYCLICALITY

     The Company's business is subject to cyclical fluctuations based on economic conditions generally and conditions in the casual furniture industry, including the effects of consumer behavior, preferences, and confidence; the level of discretionary spending; housing activity; demographics; interest rates; and credit availability. These factors not only affect the ultimate consumer, but also impact mass and specialty retailers, the Company's primary customers. Recessions or prolonged economic downturns could have a material adverse effect on the Company's business, financial condition or results of operations.

COMPETITION

     The casual furniture industry is highly competitive and includes a large number of manufacturers, none of which dominate the market. The Company competes against other domestic and foreign wrought iron furniture manufacturers as well as manufacturers of aluminum, resin and plastic, wicker and rattan, and wood casual furniture with respect to its outdoor products and traditional furniture companies with respect to its indoor products. A number of the companies which compete directly with the Company may have greater financial and other resources than the Company. Management believes that competition in the casual furniture industry is generally a function of timeliness of delivery, price, quality, product design, product availability and customer service. While sales of imported, foreign-produced wrought iron consumer products represent a small percentage of total U.S. wrought iron furniture sales, such sales have increased in recent years and could adversely affect the Company's sales. See
"Business -- Industry and Competition."

MANAGEMENT OF GROWTH

     As part of its planned expansion, the Company is constructing an approximately 530,000 square foot distribution facility and office in Birmingham, Alabama, and is expanding its Selma and Wadley, Alabama facilities by approximately 70,000 and 10,000 square feet, respectively. In addition, in September 1997 the Company commenced construction of an approximately 600,000 square foot manufacturing, distribution and office facility in Arizona in Fiscal 1998, and, in October 1997 the Company purchased an approximately 175,000 square foot manufacturing facility in Sonora, Mexico. See "Business -- Properties." The Company also plans to introduce new products, including a new line of tubular steel furniture in Fiscal 1998, and further diversify its product offerings. Although the Company has been successful in managing its recent growth and has taken steps to ensure that its systems and controls are adequate to address its current and anticipated needs, there can be no assurance that the Company's systems and controls or staff will be adequate to sustain future growth. If the Company is unable to manage expansion effectively, its business, results of operations or financial condition could be materially adversely affected.

FLUCTUATIONS IN PRICE OF RAW MATERIALS

     The principal raw materials used by the Company in manufacturing and distributing its products are steel, fabrics, cardboard, paint and umbrella frames. Although the Company purchases raw materials from a number of domestic and foreign suppliers and believes that there are an adequate number of alternative suppliers available, there can be no assurance that the cost of these raw materials will not increase in the future or that the Company will continue to have available necessary raw materials at reasonable prices. The Company has annual contracts with many of its major suppliers. The Company commits to purchase the raw materials that it estimates will be needed for the ensuing year at fixed prices in order to attempt to control production costs and has historically been able to build increased raw material costs into the prices of its products. However, there can be no assurance that market and competitive pressures will permit the Company to build these costs into the prices of its products on a timely basis if raw material prices increase or that the Company will be able to offset such raw material cost increases through cost reductions and, therefore, enable it to maintain the level of profit margins for its products. See "Business -- Raw Materials and Suppliers."

RISK OF BUSINESS INTERRUPTION

     Any prolonged disruption at any of the Company's production facilities due to labor difficulties, equipment failure, destruction of or material damage to such facility, or other reasons, could have a material adverse effect on the Company's business, financial condition or results of operations. Although the Company maintains property and business interruption insurance to protect against any such disruptions (other than for labor-related disruptions), there can be no assurance that the proceeds from such insurance would be adequate to compensate the Company for losses, including the loss of customers, incurred during the period of any such disruption or thereafter. See
"Business -- Properties."

DEPENDENCE ON KEY PERSONNEL

     The Company's growth has been dependent upon the skills and efforts of its senior managers and many other key employees. Although the Company has been successful in hiring qualified and experienced personnel, the loss of services of any of these executive officers or other key personnel could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company's future growth and development will require it to continue to attract and retain additional qualified personnel. There can be no assurance that the Company will be able to attract and retain personnel with the skills and experience necessary to successfully manage the Company's business and operations. The Company has no employment agreements or noncompete agreements with any of its employees. The Company has a key-man life insurance policy on Mr. McCanna in the face amount of five million dollars. See "Management."

CONTROL BY EXISTING STOCKHOLDERS

     At the Company's request, up to 357,143 shares (the "Directed Shares") will be reserved for sale at the initial public offering price and offered to directors, officers or employees of Meadowcraft and other persons associated with Meadowcraft's directors or officers, including up to 294,214 shares for sale to members of the immediate family of the existing stockholders. See "Underwriting." Upon completion of the Offering, existing stockholders of the Company and members of their immediate family will own an aggregate of approximately 85.2% of the outstanding Common Stock (approximately 83.2% assuming that the Underwriters' over-allotment option is exercised in full), with Samuel R. Blount, Chairman of the Board of Directors, and members of his immediate family owning an aggregate of approximately 76.1% of the outstanding Common Stock (74.3% assuming that the Underwriters' over-allotment option is exercised in full). Mr. Blount will have effective control over the Company through his ability to control the election of directors and all other matters that require action by the Company's stockholders. Such control may have the effect of preventing any change in control of the Company opposed by him, which may have an adverse effect on the market price of the Common Stock. See "Management -- Executive Officers, Directors and Director Nominees," "Principal Stockholders" and "Description of Capital Stock."

GOVERNMENT REGULATIONS

     The Company's operations must meet federal, state and local regulatory standards in the areas of safety, health, labor and environmental pollution controls. Historically, compliance with these standards has not had any material adverse effect on the Company. If the Company fails to comply with such regulations, the Company could be subject to liability ranging from monetary damages to injunctive action, which could have an adverse effect on the Company's business, financial condition or results of operations. Future changes in such regulations could also have an adverse effect on the Company's business, financial condition or results of operations. See "Business -- Regulatory Matters."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 19,125,000 shares of Common Stock. Of these shares, the 3,125,000 shares (3,593,750 shares if the Underwriters' over-allotment option is exercised in full) of Common Stock sold in the Offering will be freely tradeable without restriction or limitation under the Securities Act of 1933, as amended (the "Securities Act"), except to the extent such shares are subject to the agreement with the Underwriters described below, and except for any shares purchased by "affiliates," as that term is defined under the Securities Act, of the Company. The remaining 16,000,000 shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, and as such, may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemption under Rule 144. The restricted shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. In addition, the Company has reserved 1,000,000 shares of Common Stock for issuance upon the exercise of options to be granted under the 1997 Stock Option Plan (the "Plan"). In general, pursuant to Rule 701 under the Securities Act, any employee, officer or director of the Company who purchases his or her shares of Common Stock pursuant to the Plan is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell such shares without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144, and permit affiliates to sell such shares without compliance with the holding period provisions of Rule 144, in each case commencing 90 days after the date of this Prospectus. As of the date of this Prospectus, no options have been granted under the Plan, but the Board of Directors of the Company expects to grant options under the Plan at the initial public offering price to certain key employees and nonemployee directors immediately prior to consummation of this Offering. See "Management -- 1997 Stock Option Plan" and "-- Compensation of Directors." The Company, its existing stockholders, certain officers and its directors have agreed not to issue, sell, offer or agree to sell, grant any option (other than pursuant to the Plan) or other right for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any securities convertible into, exercisable for, or exchangeable for Common Stock) during a period of 270 days from the date of this Prospectus without the prior written consent of A.G. Edwards & Sons, Inc., with certain limited exceptions. After expiration of the 270-day period, the Company and such stockholders, officers and directors may sell shares of Common Stock without regard to such limitations, subject to the volume limitations, as applicable, of Rule 144. The sale of a substantial number of shares of Common Stock held by existing stockholders, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Principal Stockholders" and "Underwriting."

DILUTION

     Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock of $11.75 from the initial public offering price. See "Dilution."

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained in the future or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price of the Common Stock after the Offering. See "Underwriting." From time to time after the Offering, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company; changes in general conditions in the economy, the financial markets, or the casual furniture industry; or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,125,000 shares of Common Stock offered by the Company hereby are estimated to be $40.3 million ($46.4 million if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $14.00 per share and after deducting discounts and commissions and estimated Offering expenses.

     The Company elected to be taxed as a corporation under subchapter S of the Code ("S Corporation") beginning October 1, 1986, and, therefore, the income of the Company is attributable to its existing stockholders for federal and certain state tax purposes. Upon consummation of the Offering, the Company will terminate its S Corporation election and will become subject to U.S. federal and state income taxes at prevailing corporate rates. In connection with the termination of the Company's S Corporation election, the Company will pay to its existing stockholders a distribution (the "S Corporation Distribution"), which will be declared, but not paid, prior to the Offering. The S Corporation Distribution will be equal to the amount of the Company's undistributed earnings from October 1, 1986 to May 3, 1997 which were previously taxed to its existing stockholders plus the Company's S Corporation earnings attributable to the period from May 4, 1997 to the date of termination of the S Corporation election. It is not possible to predict the actual amount of the S Corporation Distribution at this time, because the Company's S Corporation earnings for the period from May 4, 1997 to the date of termination of the S Corporation election will be based on a pro rata allocation of the Company's earnings for the 12-month period ending May 2, 1998 (based on the number of days in the period). The Company will use approximately $32.7 million of the net proceeds of the Offering to pay a portion of the S Corporation Distribution upon consummation of the Offering, and, once the actual S Corporation Distribution is determined, the Company expects to use cash on hand to fund the balance of the S Corporation Distribution. Purchasers of shares of Common Stock in the Offering will not be entitled to any portion of the S Corporation Distribution. The Company intends to use the balance of the net proceeds to finance capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     The Company made distributions to its stockholders of $5.1 million in Fiscal 1995, $8.3 million in Fiscal 1996, $6.3 million in Fiscal 1997, and $11.5 million in the thirteen week period ended July 31, 1997 to pay their tax liabilities resulting from the Company's status as an S Corporation. See "Use of Proceeds" and the Financial Statements included elsewhere in this Prospectus. Except as described under "Use of Proceeds," the Company currently intends to retain its earnings following the Offering for use in the operation and expansion of its business, and the Company currently does not anticipate declaring or paying cash dividends for the foreseeable future. The payment of cash dividends in the future will depend upon such factors as the Company's earnings, capital requirements, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                                    DILUTION

     The net tangible book value of the Company at July 31, 1997, was $32.7 million, or $2.05 per share of Common Stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of Common Stock.

     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of the shares of Common Stock in the Offering and the net tangible book value per share upon consummation of the Offering. Net tangible book value, after giving effect to (i) the approximately $32.7 million portion of the S Corporation Distribution to be paid out of the net proceeds of the Offering and (ii) the approximately $2.7 million of pro forma net deferred tax assets that will be recorded as a result of the termination of the Company's S Corporation election, would be approximately $2.8 million or $.17 per share of Common Stock. After giving effect to the issuance and sale by the Company of the 3,125,000 shares of Common Stock offered hereby at an assumed initial public offering price of $14.00 per share (after deducting underwriting discounts and estimated expenses of the Offering) and the application of the estimated net proceeds therefrom, the net tangible book value of the Company after the Offering would be $43.0 million, or $2.25 per share of Common Stock. This represents an immediate increase in net tangible book value of $.20 per share to the existing stockholders and an immediate dilution of $11.75 per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............            $ 14.00
  Net tangible book value per share prior to the Offering...  $  2.05
  Decrease in net tangible book value per share attributable to approximately $32.7 million of the S Corporation
     Distribution...........................................    (2.04)
  Increase in net tangible book value per share attributable
     to pro forma net deferred tax assets...................      .17
  Increase in net tangible book value per share attributable
     to net proceeds of the Offering........................     2.07
Pro forma net tangible book value per share after the
  Offering..................................................               2.25
                                                                        -------
Dilution in net tangible book value per share to new
  investors.................................................            $ 11.75
                                                                        =======

     The following table summarizes (i) the number and percentage of shares of Common Stock purchased from the Company (assuming no exercise of the Underwriters' over-allotment option), (ii) the total cash consideration paid for the Common Stock, and (iii) the average price per share of Common Stock paid by existing stockholders and by purchasers of the Common Stock offered hereby (at an assumed initial public offering price of $14.00 per share):

                                   SHARES PURCHASED         TOTAL CONSIDERATION
                                -----------------------   ------------------------   AVERAGE PRICE
                                  NUMBER     PERCENTAGE     AMOUNT      PERCENTAGE     PER SHARE
                                ----------   ----------   -----------   ----------   -------------
Existing stockholders.........  16,000,000      83.7%     $   500,000       1.1%        $  .03
New investors.................   3,125,000      16.3       43,750,000      98.9          14.00
                                ----------     -----      -----------     -----
          Total...............  19,125,000     100.0%     $44,250,000     100.0%
                                ==========     =====      ===========     =====

     Each of the foregoing tables excludes 1,000,000 shares of Common Stock reserved for issuance and not yet issued under the Plan. See "Management -- 1997 Stock Option Plan."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of July 31, 1997 (i) on an actual basis, (ii) on a pro forma basis after giving effect to the payment of approximately $32.7 million of the S Corporation Distribution and the recording of net deferred tax assets of approximately $2.7 million and
(iii) on a pro forma as adjusted basis after giving effect to the issuance and sale of the 3,125,000 shares of Common Stock offered by the Company hereby, based on an assumed initial public offering price of $14.00 per share, and the application of the net proceeds therefrom as described in "Use of Proceeds" and assuming no exercise of the Underwriters' over-allotment option. This table should be read in conjunction with the Financial Statements included elsewhere in this Prospectus.

                                                                        JULY 31, 1997
                                                              ---------------------------------
                                                                          PRO      PRO FORMA AS
                                                              ACTUAL    FORMA(1)   ADJUSTED(2)
                                                              -------   --------   ------------
                                                                (DOLLAR AMOUNTS IN THOUSANDS)
Long-term debt..............................................  $13,392   $13,392      $13,392
                                                              -------   -------      -------
Stockholders' equity:
  Common Stock, par value $.01 per share; 100,000,000 shares authorized; 16,000,000 shares issued and outstanding,
     actual and pro forma; 19,125,000 shares issued and
     outstanding, as adjusted(3)............................      160       160          191
  Additional paid-in capital................................      340       340       40,572
  Retained earnings.........................................   32,644     2,674        2,674
                                                              -------   -------      -------
          Total stockholders' equity........................   33,144     3,174       43,437
                                                              -------   -------      -------
          Total capitalization..............................  $46,536   $16,566      $56,829
                                                              =======   =======      =======

---------------

(1) Pro forma stockholders' equity reflects (i) the approximately $32.7 million portion of the S Corporation Distribution to be paid out of the net proceeds of the Offering, which represents undistributed earnings from October 1, 1986 through May 3, 1997 that were previously taxed directly to the existing stockholders, and (ii) the effect of recording net deferred tax assets which will result from the termination of the Company's S Corporation election, amounting to approximately $2.7 million at July 31, 1997 (see Notes 2 and 7 of the Financial Statements included elsewhere in this Prospectus). The actual net deferred tax assets will be adjusted to reflect the effect of operations of the Company for the period from August 1, 1997 to the date of termination of its S Corporation election. The actual amount of the S Corporation Distribution will be equal to approximately $32.7 million plus an additional amount based on the Company's S Corporation earnings attributable to the 12-month period ending May 2, 1998. The Company expects to use cash on hand to fund such additional amount. See "Use of Proceeds."
(2) Represents pro forma capitalization as adjusted to reflect the issuance and sale of 3,125,000 shares of Common Stock by the Company at an assumed initial public offering price of $14.00 per share providing assumed net proceeds of $40.3 million and the application of such proceeds to pay approximately $32.7 million of the S Corporation Distribution. See "Use of Proceeds."
(3) Excludes 1,000,000 shares of Common Stock reserved for issuance and not yet issued under the Plan. See "Management -- 1997 Stock Option Plan" and Note 11 to the Financial Statements included elsewhere in this Prospectus.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected statement of income data, other data and balance sheet data for each of the five fiscal years in the period ended May 3, 1997 and the thirteen week period ended July 31, 1997 set forth below have been derived from the financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The selected statements of income data, other data and balance sheet data for each of the two fiscal years in the period ended May 3, 1992 set forth below have been derived from the audited financial statements of the Company. The data for the thirteen week period ended July 31, 1996 has been derived from unaudited financial statements of the Company. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair representation of its financial position and results of operations for this period. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements included elsewhere in this Prospectus.

     The selected statement of income data, other data and balance sheet data set forth below with respect to the Company's Seasonal Years has been derived from the Company's unaudited financial statements based on the twelve month periods ending July 31, 1991 to 1997, which represent the Company's Seasonal Year and correspond to its annual business cycle. Due to certain Code regulations relating to S Corporation elections, the Company's fiscal year was not permitted to match its Seasonal Year. Upon consummation of the Offering, the Company will terminate its S Corporation election and change its fiscal year end to July 31 to coincide with the Company's Seasonal Year. As a result, certain unaudited Seasonal Year information is presented to aid investors in measuring and identifying trends with respect to the Company's performance related to its Seasonal Years. In the opinion of management, the unaudited financial statements from which Seasonal Year data have been derived include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Seasonal Year information set forth below.

                                                                                                               THIRTEEN WEEKS
                                                         FISCAL YEAR ENDED(1)                                      ENDED
                              --------------------------------------------------------------------------   ----------------------
                              APRIL 28,   MAY 3,    MAY 2,    MAY 1,    APRIL 30,   APRIL 28,    MAY 3,     JULY 31,     JULY 31,
                                1991       1992      1993      1994       1995        1996        1997        1996         1997
                              ---------   -------   -------   -------   ---------   ---------   --------   -----------   --------
                                                                                                           (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales...................   $50,523    $68,359   $73,062   $96,189   $120,767    $117,419    $141,945     $32,233     $35,368
Cost of sales...............    37,412     50,840    55,871    70,805     88,587      87,849      98,315      24,270      25,932
                               -------    -------   -------   -------   --------    --------    --------     -------     -------
Gross profit................    13,111     17,519    17,191    25,384     32,180      29,570      43,630       7,963       9,436
Selling expense.............     3,015      4,675     4,328     5,551      6,101       6,092       6,939       1,232       1,517
General and administrative
 expense....................     3,970      3,762     4,372     4,861      5,165       5,906       6,039       1,332       1,442
                               -------    -------   -------   -------   --------    --------    --------     -------     -------
Operating income............     6,126      9,082     8,491    14,972     20,914      17,572      30,652       5,399       6,477
Interest expense............     4,226      3,974     4,076     4,885      4,881       5,018       5,274       1,304       1,161
                               -------    -------   -------   -------   --------    --------    --------     -------     -------
Income before pro forma
 provision for income
 taxes......................     1,900      5,108     4,415    10,087     16,033      12,554      25,378       4,095       5,316
Pro forma provision for
 income taxes(2)............       694      1,864     1,625     3,672      6,071       4,685       9,439       1,523       1,978
                               -------    -------   -------   -------   --------    --------    --------     -------     -------
Pro forma net income(2).....   $ 1,206    $ 3,244   $ 2,790   $ 6,415   $  9,962    $  7,869    $ 15,939     $ 2,572     $ 3,338
                               =======    =======   =======   =======   ========    ========    ========     =======     =======
Pro forma net income per
 share(3)...................                                                                    $    .96                 $   .20
                                                                                                ========                 =======
Pro forma weighted average
 shares outstanding(3)                                                                            16,521                  16,521
                                                                                                ========                 =======
OTHER DATA:
Capital expenditures(4).....   $   297    $1,508    $ 1,700   $ 7,615   $ 16,034    $ 18,676    $  4,081     $ 1,628     $ 2,070
Depreciation and
 amortization...............     1,242     1,189      1,221     1,482      2,340       4,006       5,099       1,235       1,237

                       APRIL 28,   MAY 3,    MAY 2,    MAY 1,    APRIL 30,   APRIL 28,    MAY 3,      JULY 31,
                         1991       1992      1993      1994       1995        1996        1997         1996
                       ---------   -------   -------   -------   ---------   ---------   --------   ------------
                                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Total assets.........  $ 39,142    $46,353   $56,133   $79,921   $111,815    $126,479    $127,061     $68,360
Total debt...........    44,867     44,471    50,219    64,614     71,836      84,737      68,966      38,910
Stockholders' equity
 (deficit)...........   (14,559)    (9,451)   (5,036)    5,051     15,984      20,200      39,328      18,795

                                 JULY 31, 1997
                       ---------------------------------
                                   PRO      PRO FORMA AS
                       ACTUAL    FORMA(5)   ADJUSTED(6)
                       -------   --------   ------------
                                       (UNAUDITED)
BALANCE SHEET DATA:
Total assets.........  $71,072   $73,772      $81,365
Total debt...........   28,168    28,168       28,168
Stockholders' equity
 (deficit)...........   33,144     3,174       43,437

                                                                OTHER SEASONAL DATA FOR THE SEASONAL YEAR ENDED JULY 31,(1)
                                                           ----------------------------------------------------------------------
                                                            1991      1992      1993      1994       1995       1996       1997
                                                           -------   -------   -------   -------   --------   --------   --------
                                                                                        (UNAUDITED)
STATEMENT OF INCOME DATA:
Net sales................................................  $54,750   $67,144   $83,937   $99,155   $116,894   $126,926   $145,080
Cost of sales............................................   39,790    50,039    63,543    71,246     87,755     93,996     99,977
                                                           -------   -------   -------   -------   --------   --------   --------
Gross profit.............................................   14,960    17,105    20,394    27,909     29,139     32,930     45,103
Selling expense..........................................    3,371     5,295     4,463     5,250      6,072      6,198      7,224
General and administrative expense.......................    3,731     4,127     5,021     4,612      5,352      6,090      6,149
                                                           -------   -------   -------   -------   --------   --------   --------
Operating income.........................................    7,858     7,683    10,910    18,047     17,715     20,642     31,730
Interest expense.........................................    4,470     3,751     4,196     5,028      4,987      5,135      5,130
                                                           -------   -------   -------   -------   --------   --------   --------
Income before pro forma provision for income taxes.......    3,388     3,932     6,714    13,019     12,728     15,507     26,600
Pro forma provision for income taxes(2)..................    1,237     1,435     2,471     4,739      4,813      5,782      9,895
                                                           -------   -------   -------   -------   --------   --------   --------
Pro forma net income(2)..................................  $ 2,151   $ 2,497   $ 4,243   $ 8,280   $  7,915   $  9,725   $ 16,705
                                                           =======   =======   =======   =======   ========   ========   ========
OTHER DATA:
Capital expenditures(4)..................................  $   596   $ 1,506   $ 1,735   $ 9,825   $ 19,049   $ 13,973   $  4,523
Depreciation and amortization............................    1,038     1,196     1,272     1,576      2,664      4,226      5,101

                                                                                          JULY 31,
                                                            ---------------------------------------------------------------------
                                                             1991      1992      1993      1994       1995       1996      1997
                                                            -------   -------   -------   -------   --------   --------   -------
                                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Total assets..............................................  $15,255   $16,410   $28,233   $37,706   $ 61,842   $ 68,360   $71,072
Total debt................................................   25,907    21,338    25,275    26,626     40,384     38,909    28,168
Stockholders' equity (deficit)............................  (14,154)  (10,221)   (3,507)    5,497     11,126     18,795    33,144

---------------

(1) The Company utilizes a 52/53 week fiscal year. In each of Fiscal 1991, 1992, 1993, 1994, 1995 and 1996, the fiscal year ended on the Sunday closest to the last day of April. In Fiscal 1997, the Company changed its fiscal year end to the Saturday closest to the last day of April. All fiscal years and seasonal years presented herein represent 52 weeks of operations, except for Fiscal 1992 and Fiscal 1997 which include 53 weeks of operations.
(2) Pro forma provision for income taxes and pro forma net income are presented as if the Company were a C corporation for tax purposes for all periods presented. See Notes 2 and 7 of the Financial Statements included elsewhere in this Prospectus.
(3) The weighted average number of shares of Common Stock outstanding gives effect to the estimated number of shares of Common Stock that would be required to be sold, at an assumed initial public offering price of $14.00 per share, to pay the portion of the S Corporation Distribution to be paid out of the net proceeds of the Offering in excess of Fiscal 1997 earnings. See "Use of Proceeds."
(4) Capital expenditures include capital leases and capital expenditures financed with debt.
(5) Reflects, as appropriate, (i) the approximately $32.7 million portion of the S Corporation Distribution to be paid out of the net proceeds of the Offering, which represents undistributed earnings from October 1, 1986 through May 3, 1997 that were previously taxed to the existing stockholders, and (ii) the effect of recording net deferred tax assets which will result from the termination of the Company's S Corporation election, amounting to approximately $2.7 million at July 31, 1997 (see Notes 2 and 7 of the Financial Statements included elsewhere in this Prospectus). See "Use of Proceeds."
(6) Represents pro forma balance sheet data as adjusted to reflect the issuance and sale of 3,125,000 shares of Common Stock by the Company at an assumed initial public offering price of $14.00 per share providing assumed net proceeds of $40.3 million and the application of such proceeds to pay approximately $32.7 million of the S Corporation Distribution. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Meadowcraft is one of the leading domestic producers of casual outdoor furniture and is the largest manufacturer of outdoor wrought iron furniture in the United States. The Company sells its products in three markets: the outdoor mass market under the Plantation Patterns brand name; the outdoor specialty market under the Meadowcraft, Arlington House and Salterini brand names; and the indoor specialty and mass markets under the Interior Images by Salterini and Home Collection from Plantation Patterns brand names, respectively. During Fiscal 1997, the Company introduced a line of wrought iron garden products to both the specialty and mass markets. The following is a summary of the percentage of gross sales by market category for each of the last three fiscal years and for the thirteen weeks ended July 31, 1996 and 1997:

                                             FISCAL YEAR ENDED             THIRTEEN WEEKS ENDED
                                      --------------------------------    ----------------------
                                      APRIL 30,    APRIL 28,    MAY 3,    JULY 31,      JULY 31,
                                        1995         1996        1997       1996          1997
                                      ---------    ---------    ------    --------      --------
Outdoor mass......................       75.7%        75.7%      75.1%      69.6%         69.4%
Outdoor specialty.................       21.3         18.7       16.9       23.6          19.5
Indoor specialty and mass.........        2.6          4.6        4.2        4.4           5.0
Garden products...................        0.0          0.0        2.3        0.0           3.9
Other.............................        0.4          1.0        1.5        2.4           2.2
                                        -----        -----      -----      -----         -----
          Total gross sales.......      100.0%       100.0%     100.0%     100.0%        100.0%
                                        =====        =====      =====      =====         =====

     In recent years, the Company has supported its sales growth by investing in additional manufacturing and distribution capacity. During the last three fiscal years, Meadowcraft has invested $38.8 million in expanding and enhancing its facilities. In 1994 and 1995, Meadowcraft increased distribution capacity by approximately 1,300,000 square feet with the completion of the Birmingham (Carson Road) and Wadley distribution facilities. In 1996, Meadowcraft completed the construction of a new production facility in Birmingham and a manufacturing and distribution facility in Selma. At present, the Company is constructing a new 530,000 square foot distribution center and office building in Birmingham (Carson Road) as well as expanding the Selma and Wadley plants, all of which are expected to be completed by December 1997. Additionally, the Company intends during Fiscal 1998 to establish manufacturing and distribution facilities in Mexico and Arizona to serve customers in the western United States.

     The Company was on a 52/53 week year with the fiscal year ending on the Sunday closest to the last day of April. During Fiscal 1997, the Company changed its reporting period to a fiscal year ending on the Saturday closest to the last day of April. As a result of this change, Fiscal 1997 includes 53 weeks of operations versus 52 weeks in each of Fiscal 1996 and 1995.

     Net sales as reflected throughout Management's Discussion and Analysis of Financial Condition and Results of Operations reflect gross sales less returns, allowances and discounts. The Company generally does not allow returns unless products are damaged, in which case they would be covered under its warranty policy. The Company offers up to a 36-month limited warranty on certain products. As such, estimated warranty costs are accrued at the time products are sold based on a historical percentage of warranty costs to gross sales. The charge for such accrual is reflected as returns and allowances, which reduces gross sales to net sales. Historically, warranty costs as a percentage of gross sales have not been material. See Note 2 of the Financial Statements included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The following table sets forth certain information relating to the Company's operations expressed as a percentage of the Company's net sales for the respective periods:

                                             FISCAL YEAR ENDED             THIRTEEN WEEKS ENDED
                                      --------------------------------    ----------------------
                                      APRIL 30,    APRIL 28,    MAY 3,    JULY 31,      JULY 31,
                                        1995         1996        1997       1996          1997
                                      ---------    ---------    ------    --------      --------
Net sales.........................      100.0%       100.0%     100.0%     100.0%        100.0%
Cost of sales.....................       73.4         74.8       69.3       75.3          73.3
                                        -----        -----      -----      -----         -----
Gross profit......................       26.6         25.2       30.7       24.7          26.7
Selling expense...................        5.1          5.2        4.8        3.8           4.3
General and administrative
  expense.........................        4.2          5.0        4.3        4.1           4.1
                                        -----        -----      -----      -----         -----
Operating income..................       17.3         15.0       21.6       16.8          18.3
Interest expense..................        4.1          4.3        3.7        4.1           3.3
                                        -----        -----      -----      -----         -----
Income before pro forma provision
  for income taxes................       13.2         10.7       17.9       12.7          15.0
Pro forma provision for income
  taxes...........................        5.0          4.0        6.7        4.7           5.6
                                        -----        -----      -----      -----         -----
Pro forma net income..............        8.2%         6.7%      11.2%       8.0%          9.4%
                                        =====        =====      =====      =====         =====

THIRTEEN WEEKS ENDED JULY 31, 1997 COMPARED TO THIRTEEN WEEKS ENDED JULY 31,
1996

  Net Sales

     Net sales increased $3.1 million, or 9.7%, to $35.4 million for the thirteen weeks ended July 31, 1997 from $32.2 million in the comparable period in the prior year. The increase was due primarily to an approximately $2.6 million, or 12.9%, increase in gross sales in the Plantation Patterns product line resulting from increased end of season sales.

  Gross Profit

     Gross margin is defined as gross profit as a percentage of net sales. Gross profit for the thirteen weeks ended July 31, 1997 increased $1.4 million, or 17.5%, to $9.4 million from $8.0 million in the comparable period in the prior year. Gross margin improved to 26.7% of net sales for the thirteen weeks ended July 31, 1997 from 24.7% of net sales for the comparable period in the prior year. The improvement was due to production efficiencies achieved in conjunction with the extended production period required as a result of increased sales.

  Selling Expense

     Selling expense as a percentage of net sales increased to 4.3% for the thirteen weeks ended July 31, 1997 from 3.8% for the comparable period in the prior year due primarily to the national radio advertising program implemented in 1997 with Paul Harvey. Selling expense, which includes commissions, advertising and promotion expense, increased $0.3 million, or 23.1%, to $1.5 million for the thirteen weeks ended July 31, 1997 from $1.2 million for the comparable period in the prior year.

  General and Administrative

     General and administrative expense as a percentage of net sales remained flat at 4.1%. General and administrative expense, which includes corporate salaries, employee benefits and professional fees, increased $0.1 million, or 8.3%, to $1.4 million for the thirteen weeks ended July 31, 1997 from $1.3 million for the comparable period in the prior year primarily due to increases in management incentives, which were due to the enhanced financial performance for the quarter.

  Interest Expense

     Interest expense as a percentage of net sales declined to 3.3% for the thirteen weeks ended July 31, 1997 from 4.1% for the comparable period in the prior year. Interest expense, which includes factor fees, decreased by $0.1 million, or 11.0%, to $1.2 million for the thirteen weeks ended July 31, 1997 from $1.3 million in the comparable period in the prior year due to lower debt levels, which were the result of the Company's financial performance.

  Pro Forma Provision for Income Taxes

     Since the Company has elected to be taxed as an S Corporation, no provision for income taxes has been provided in the Company's historical financial statements. The pro forma provision for income taxes gives effect to the application of income taxes that would have been reported had the Company been a C Corporation subject to federal and state income taxes. The pro forma income tax provision for the thirteen week's ended July 31, 1997 was $2.0 million versus $1.5 million for the comparable period in the prior year. The effective tax rate in both 1997 and 1996 was 37.2%.

FISCAL 1997 COMPARED TO FISCAL 1996

  Net Sales

     Net sales in Fiscal 1997 increased $24.5 million, or 20.9%, to $141.9 million from $117.4 million in Fiscal 1996. This increase was due primarily to a $17.7 million, or 18.8%, increase in gross sales of the Company's Plantation Patterns product line. In addition, other product lines contributed to the growth in sales. The Home Collection from Plantation Patterns indoor furniture line increased to $3.3 million in Fiscal 1997, from $1.0 million in gross sales in Fiscal 1996 while gross sales from the introduction of the garden products line were $3.3 million in Fiscal 1997.

  Gross Profit

     Gross margin improved to 30.7% in Fiscal 1997 from 25.2% in Fiscal 1996, primarily as the result of higher production volume required to meet additional customer demand and efficiencies realized at the new Birmingham production facility (Carson Road) and a more favorable product mix. Gross profit in Fiscal 1997 increased $14.0 million, or 47.5%, to $43.6 million from $29.6 million in Fiscal 1996.

  Selling Expense

     Selling expense as a percentage of net sales declined to 4.8% in Fiscal 1997 from 5.2% in Fiscal 1996 because of increases in net sales without corresponding increases in selling expense. In Fiscal 1997, selling expense increased by $0.8 million, or 13.9%, to $6.9 million from $6.1 million in Fiscal 1996, due primarily to increases in advertising expense, of which $0.4 million related to the Company's newly implemented national radio advertising campaign featuring Paul Harvey. Additionally, higher net sales resulted in an increase in sales commissions and other variable selling costs.

  General and Administrative Expense

     General and administrative expense as a percentage of net sales decreased to 4.3% in Fiscal 1997 from 5.0% in Fiscal 1996 as the growth in sales outpaced increases in general and administrative expense. General and administrative expense increased $0.1 million, or 2.3%, to $6.0 million in Fiscal 1997 from $5.9 million in Fiscal 1996. This increase was due partially to a $0.5 million increase in management incentives attributable to the increased performance of the Company in Fiscal 1997, which was offset by a legal settlement in favor of the Company in the amount of $0.7 million.

  Interest Expense

     Interest expense as a percentage of net sales declined to 3.7% in Fiscal 1997 from 4.3% in Fiscal 1996. Interest expense increased by $0.3 million, or 5.1%, to $5.3 million in Fiscal 1997 from $5.0 million in Fiscal 1996 due to higher interest rates on consistent debt levels.

  Pro Forma Provision for Income Taxes

     The pro forma income tax provision in Fiscal 1997 was $9.4 million versus $4.7 million in Fiscal 1996. The effective tax rate in Fiscal 1997 was 37.2% versus 37.3% in Fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net Sales

     Net sales in Fiscal 1996 decreased $3.3 million, or 2.8%, to $117.4 million from $120.8 million in Fiscal 1995. Net sales during the first quarter of Fiscal 1996 (May, June and July of 1995) were $3.9 million lower than the comparable period in Fiscal 1995. The first quarter decline was primarily due to decreased sales of outdoor products in both the mass and specialty markets caused principally by weak consumer confidence in the first half of 1995 and a late spring in most parts of the U.S., which caused retailers to reduce late season purchases in order to liquidate inventory.

  Gross Profit

     Gross margin declined to 25.2% in Fiscal 1996 from 26.6% in Fiscal 1995. Gross profit in Fiscal 1996 declined $2.6 million, or 8.1%, to $29.6 million from $32.2 million in Fiscal 1995. The decline in net sales during the first quarter of Fiscal 1996 and the resulting cut back in production levels accounted for $1.3 million of the gross profit decline. Higher raw material costs and inefficiencies associated with the start up of the new Birmingham production facility accounted for the balance of the decline.

  Selling Expense

     Selling expense as a percentage of net sales rose modestly to 5.2% in Fiscal 1996 from 5.1% in Fiscal 1995 primarily as a result of lower sales in Fiscal 1996 without a corresponding reduction in certain fixed selling costs. Selling expense remained virtually flat at $6.1 million in Fiscal 1996.

  General and Administrative Expense

     General and administrative expense as a percentage of net sales increased to 5.0% in Fiscal 1996 from 4.2% in Fiscal 1995. General and administrative expense increased $0.7 million, or 14.3%, to $5.9 million in Fiscal 1996 from $5.2 million in Fiscal 1995. The increase in general and administrative expense in Fiscal 1996 was primarily due to higher salary cost of $0.3 million resulting from an increase in employees related to the expansion of the Company's operations and, to a lesser extent, higher legal fees related to certain litigation.

  Interest Expense

     Interest expense as a percentage of net sales increased to 4.3% in Fiscal 1996 from 4.1% in Fiscal 1995. Interest expense increased by $0.1 million, or 2.8%, to $5.0 million in Fiscal 1996, from $4.9 million in Fiscal 1995 due to higher debt levels incurred to fund capital expansion programs. Higher debt levels were offset in part with lower interest rates achieved by the Company on revolving credit borrowings.

  Pro Forma Provision for Income Taxes

     The pro forma income tax provision in Fiscal 1996 was $4.7 million versus $6.1 million in Fiscal 1995. The effective tax rate in Fiscal 1996 was 37.3% versus 37.9% in Fiscal 1995 which was due to a higher federal tax rate that was applicable in Fiscal 1995 as a result of higher income in Fiscal 1995.

QUARTERLY RESULTS AND SEASONALITY

     Consistent with the nature of the casual outdoor furniture industry, the Company's sales are very seasonal. Historically, approximately 50% of the Company's net sales have been realized in the quarter ended April, while only approximately 5% of the Company's net sales have occurred in the quarter ended October. As a result, the Company typically shuts down its production facilities during August for vacation, repairs and maintenance. The Company begins manufacturing in September and October to build inventory to meet customer orders and anticipated demand for the next selling season, incurring increased operating and overhead costs without corresponding sales for the period. The Company has historically experienced operating losses in the quarter ended October of each year. In addition, the Company's sales are subject to fluctuations on a quarterly basis due to such factors as weather and customer ordering decisions.

     In order to stimulate off-season sales and, thus, lessen the effects of seasonality, the Company utilizes several incentive programs for its outdoor specialty product lines. Most of these programs provide for some form of deferred payment, referred to as "dating," to promote the early shipment of products to customers and the recognition of sales during the off-season. Upon shipment, the Company recognizes sales. Although shipments are made early in the Company's seasonal year, dated receivables are generally due from April through June.

     Since the Company's revolving credit facility is used to support both the build-up of inventory during the fall and winter months and the dating programs, short term borrowings and interest expense peak during the period from January through April. To lessen further the effects of seasonality, the Company has expanded its offerings of indoor products and diversified into garden products. By increasing off-season sales, the Company can extend its production period and level its production activity and, thus, better match sales to operating expenses.

     The following table sets forth certain unaudited financial statement data from the Company's statements of income for each of the Company's last 11 quarters in the period ended May 3, 1997. The financial statement data for the quarter ended July 31, 1997 has been audited by Arthur Andersen LLP, independent public accountants. In the opinion of management, the unaudited financial statements from which this data have been derived include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. Pro forma net income (loss) is presented as if the Company had been a C corporation for tax purposes for all periods presented. See "Use of Proceeds" and "Selected Financial Data."

                                                                                             TWELVE MONTHS
                                                            QUARTER ENDED                        ENDED
                                            ----------------------------------------------   -------------
                                            OCTOBER 31,   JANUARY 31,   MAY 3,    JULY 31,     JULY 31,
                                               1996          1997        1997       1997         1997
                                            -----------   -----------   -------   --------   -------------
                                                                    (IN THOUSANDS)
Net sales.................................    $ 6,622       $27,183     $75,907   $35,368      $145,080
Gross profit..............................        555         9,137      25,975     9,436        45,103
Operating income (loss)...................     (1,841)        7,043      20,051     6,477        31,730
Income (loss) before pro forma provision
  for income taxes........................     (2,826)        5,866      18,244     5,316        26,600
Pro forma net income (loss)...............     (1,775)        3,684      11,458     3,338        16,705

                                                                                               TWELVE MONTHS
                                                             QUARTER ENDED                         ENDED
                                            ------------------------------------------------   -------------
                                            OCTOBER 31,   JANUARY 31,   APRIL 28,   JULY 31,     JULY 31,
                                               1995          1996         1996        1996         1996
                                            -----------   -----------   ---------   --------   -------------
                                                                     (IN THOUSANDS)
Net sales.................................    $ 5,277       $21,971      $67,445    $32,233      $126,926
Gross profit (loss).......................     (1,339)        5,222       21,084      7,963        32,930
Operating income (loss)...................     (3,488)        2,434       16,297      5,399        20,642
Income (loss) before pro forma provision
  for income taxes........................     (4,330)        1,160       14,582      4,095        15,507
Pro forma net income (loss)...............     (2,714)          727        9,140      2,572         9,725

                                                                                               TWELVE MONTHS
                                                             QUARTER ENDED                         ENDED
                                            ------------------------------------------------   -------------
                                            OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,     JULY 31,
                                               1994          1995         1995        1995         1995
                                            -----------   -----------   ---------   --------   -------------
                                                                     (IN THOUSANDS)
Net sales.................................    $ 6,987       $23,272      $63,909    $22,726      $116,894
Gross profit (loss).......................       (731)        6,024       19,243      4,603        29,139
Operating income (loss)...................     (2,723)        3,466       14,643      2,329        17,715
Income (loss) before pro forma provision
  for income taxes........................     (3,387)        2,233       12,740      1,142        12,728
Pro forma net income (loss)...............     (2,104)        1,387        7,916        716         7,915

     In the quarter ended October, the Company's sales to mass merchandisers are relatively low since at this time these customers have just completed the mass retail selling season (namely, the period from January through July) and are planning their product selections for the next selling season. The Company's sales during this period are primarily to specialty retail customers who have a longer selling season. Gross profit in this quarter is normally low due to the lower amount of sales. In addition, production levels of inventory are lower in this quarter due to the shutdown of facilities which reduces the absorption of fixed costs.

     In the quarter ended January, sales increase over the previous quarter as the selling season begins with mass merchandisers and specialty retailers filling their floor space. Production of inventory is at its highest level thereby absorbing fixed costs more efficiently than in the previous quarter. As a result of these factors, gross profit increases during this period.

     Sales and profitability are highest in the quarter ended April since this is the high point of the mass retail selling season. Production continues at high levels during this quarter to meet existing orders and to replenish retailers' inventories. In the quarter ended May 3, 1997, the Company changed its year end to the Saturday closest to April 30 from the Sunday closest to April 30. The effect of this change was to increase the number of weeks in the quarter ended May 3, 1997 to 14 weeks versus 13 weeks in the quarters ended April 28, 1996 and April 30, 1995.

     In the quarter ended July, the Company's sales are significantly lower than in the previous quarter as the mass retail selling season comes to a close. Additionally, production levels generally decrease resulting in less efficient absorption of fixed costs than in the quarter ended April. As a result of these factors, gross profit is lower than in the quarter ended April.

LIQUIDITY AND CAPITAL RESOURCES

     The following table presents a summary of the Company's cash flows for the respective periods:

                                                                         THIRTEEN WEEKS ENDED
                                                                         ---------------------
                                      APRIL 30,   APRIL 28,    MAY 3,    JULY 31,    JULY 31,
                                        1995        1996        1997       1996        1997
                                      ---------   ---------   --------   ---------   ---------
                                                           (IN THOUSANDS)
OPERATING ACTIVITIES:
Net cash provided by operations.....  $  6,137    $ 14,361    $ 26,102    $ 52,956    $ 54,368
INVESTING ACTIVITIES:
Capital expenditures................   (16,034)    (15,676)     (3,406)     (1,628)     (2,070)
FINANCING ACTIVITIES:
Net borrowings (payments) on notes
  payable...........................    11,704       2,656     (11,632)    (45,519)    (38,670)
Proceeds from issuance of long-term
  debt..............................     8,720      10,500           0         974           0
Principal payments of long-term
  debt..............................    (5,374)     (3,255)     (4,814)     (1,283)     (2,128)
Payment of S Corporation
  distributions.....................    (5,100)     (8,338)     (6,250)     (5,500)    (11,500)

     The Company has historically financed its operations and growth from seasonal borrowings under its bank line of credit, from internally generated funds, and from other term debt. The Company's primary liquidity requirements are for capital expenditures, working capital and debt service.

     The Company's operating activities in the thirteen week periods ended July 31, 1996 and July 31, 1997 provided cash of $52.9 million and $54.4 million, respectively. This was primarily due to a decrease of total receivables of $50.1 million and $47.0 million at July 31, 1996 and July 31, 1997, respectively, caused by the mass retail selling season coming to a close. Cash flows from investing activities are related solely to capital expenditures. Financing activities in the thirteen week periods ended July 31, 1996 and July 31, 1997 resulted in net payments of debt in the amounts of $45.8 million and $40.8 million, respectively, which were funded out of working capital generated by operations. S Corporation distributions during the thirteen week periods ended July 31, 1996 and July 31, 1997 were $5.5 million and $11.5 million, respectively. Such distributions were utilized by the stockholders to pay income taxes on the Company's earnings.

     The Company's operating activities over the last three fiscal years have generated cash of $46.6 million. Net cash provided by operations for Fiscal 1997 amounted to $26.1 million, primarily the result of $25.4 million in net income in Fiscal 1997. Net cash provided by operations in Fiscal 1996 of $14.4 million was primarily the result of net income of $12.6 million. In Fiscal 1995, net cash provided by operations of $6.1 million was the result of net income of $16.0 million and the offset of higher accounts receivable balances due to the growth in sales primarily in the fourth quarter of Fiscal 1995. See
"-- Factoring."

     Cash flows from investing activities are related solely to capital expenditures. Capital expenditures (excluding capital leases and certain capital expenditures financed with debt) incurred by the Company over the last three fiscal years amounted to $35.1 million and were primarily related to the Company's new manufacturing and distribution facilities in Birmingham, Alabama and construction of the Selma, Alabama facility. Capital expenditures in Fiscal 1997 were significantly lower than in Fiscal 1996 and 1995 as these projects were completed in Fiscal 1996. It is anticipated that the Company will invest approximately $32.5 million over the next twelve months for production and distribution facilities to service the western United States, new distribution facilities in Birmingham and Selma and continued productivity and product line improvements for existing facilities.

     Financing activities are generally related to the issuance and repayment of debt and the payment of S Corporation distributions. Financing activities in Fiscal 1997 resulted in net payments of debt in the amount of $16.4 million as compared to net borrowings of debt in Fiscal 1996 and Fiscal 1995 of $9.9 million and $15.1 million, respectively. The decline in permanent debt financing is primarily attributable to the improvement in cash generated from operations in Fiscal 1995, Fiscal 1996 and Fiscal 1997 and the reduction in capital expenditures in Fiscal 1997 as the major capital projects were completed in Fiscal 1996. S Corporation distributions in Fiscal 1997, 1996 and 1995 were $6.3 million; $8.3 million; and $5.1 million, respectively. Such distributions were utilized by the stockholders to pay income taxes on the Company's earnings.

     Upon consummation of the Offering, the Company intends to terminate its S Corporation election and, as a result, the Company will become a taxable C corporation. While S Corporation distributions, other than the portion of the S Corporation Distribution which will not be paid out of the net proceeds of the Offering, will no longer be made upon conversion to a C corporation, the Company will be required to pay the income tax liability which arises from the Company's future earnings. The actual amount of the S Corporation Distribution will be equal to approximately $32.7 million plus an additional amount based on the Company's S Corporation earnings attributable to the 12-month period ending May 2, 1998. The Company expects to use cash on hand to fund such additional amount. See "Use of Proceeds."

     Currently, the Company maintains a $90 million revolving line of credit (the "Revolving Credit Facility") and $36.4 million of term debt facilities (the "Term Debt Facilities" and, together with the Revolving Credit Facility, the "Credit Facilities") with a consortium of lenders led by NationsBank N.A. ("NationsBank"). As a result of the seasonal nature of the Company's business, the Company utilizes the Revolving Credit Facility to build up inventory levels during the first half of the Company's fiscal year, among other things. This build-up is necessary to meet the peak selling season which occurs in the latter part of the quarter ended April and generally lasts through June. See
"-- Quarterly Results and Seasonality." The Company also finances this inventory build-up through a vendor deferred payment program, which allows the

Company to order and receive raw materials for production in the fall and winter months and delay vendor payments until the spring.


     The Revolving Credit Facility is subject to certain borrowing base limitations, which are related primarily to accounts receivable and inventory balances, and compliance with customary financial and other covenants. As of September 30, 1997, the outstanding balance under the Revolving Credit Facility amounted to $9.5 million, and $1.1 million was available to be borrowed at September 30, 1997 based upon the borrowing base. In addition, $18.6 million was outstanding and $17.8 million was available to be borrowed under the Term Debt Facilities at September 30, 1997.



     In November 1997 the Company contemplates the issuance of up to $6 million principal amount of Industrial Development Revenue Bonds, Series 1997 by the Industrial Development Authority of the County of Yuma, Arizona, the proceeds from which will be loaned to the Company for use in connection with the development of the Company's manufacturing and distribution facilities in Yuma County, Arizona. The amount available to be borrowed under the Term Debt Facilities will be reduced by the aggregate principal and interest payments due under such bonds.



     The Company's debt agreements contain, among other things, certain restrictions relating to net worth, capital expenditures, current ratio and debt service ratio. The Company was in compliance with all covenants at September 30, 1997. The Company's total debt obligations maturing in each of the next five fiscal years at May 3, 1997 are as follows: $4.8 million in 1998, $4.5 million in 1999, $3.4 million in 2000, $2.4 million in 2001, $1.0 million in 2002 and $4.1 million thereafter.


     The Company believes that cash flow from operations, together with the Company's unused borrowing capacity under the Credit Facilities and proceeds from this Offering, will be sufficient to fund the Company's debt service requirements, capital expenditures and working capital needs through the maturity date of the Credit Facilities. See "Use of Proceeds." Pursuant to its terms, the Revolving Credit Facility expires on August 28, 2000 and the principal balances outstanding on all loans thereunder will mature on that date. In addition, to provide any additional funds necessary for the continued pursuit of the Company's growth strategies, the Company may incur, from time to time, additional short- and long-term bank indebtedness and may issue additional debt or equity securities, the availability and terms of which would depend upon market and other conditions. There can be no assurance that such additional financing would be available on terms acceptable to the Company.

FACTORING

     In order to provide additional liquidity and to reduce the Company's exposure to the credit risk of certain of its customers, the Company factors a significant portion of its trade accounts receivable without recourse to the Company with respect to credit risk. Currently, the Company maintains two factoring agreements with financial institutions. The vast majority of the factored receivables are with an affiliate of NationsBank, and the proceeds from factoring are generally used to repay the outstanding borrowings on the Credit Facility. When the Company makes a sale to a customer, generally the receivable from that customer is factored without recourse. Thereafter, the Company removes the receivable from the balance sheet and records a receivable from the factor at a discounted amount. Such amount is referred to as "Due from Factor" in the Financial Statements. The difference in the account receivable from the customer and the amount recorded as Due from Factor represents factor fees which are reflected as interest expense in the Financial Statements. The Due from Factor amount is paid to the Company by the factor on a predetermined date, based primarily upon the customer's invoice due date, and is not contingent upon collection of the customer's receivable by the factor. The Company does not factor its receivables related to certain of its large customers. Therefore, the Company retains credit risk with respect to these customers, which the Company believes is insignificant. See Note 2 to the Financial Statements included elsewhere in this Prospectus.

INFLATION

     The Company believes that the relatively moderate rate of inflation experienced over the last three years has not had a material impact on its sales or profitability. The Company generally has been able to absorb increases in costs without significantly increasing the selling prices of its products due to cost reductions and improved manufacturing efficiencies. However, there can be no assurances that the Company's business will not be adversely affected by inflation in the future.


FORWARD-LOOKING STATEMENTS


     "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this Prospectus contain forward-looking statements which are subject to various risks and uncertainties. Actual results could differ materially from those discussed herein. Important factors that could cause or contribute to such differences include those discussed under "Risk Factors" as well as those discussed elsewhere in this Prospectus.

                                    BUSINESS

OVERVIEW

     The Company is one of the leading domestic producers of casual outdoor furniture and is the largest manufacturer of outdoor wrought iron furniture in the United States. The Company designs, manufactures and distributes a variety of wrought iron consumer products, including outdoor and indoor furniture and accessories, outdoor cushions and umbrellas, and garden products, which it markets to mass merchandisers and specialty stores primarily in the United States. The Company believes that it has established a reputation as an innovator in the design, manufacturing, distribution and marketing of moderately priced, quality wrought iron furniture. The Company's net sales have grown from $50.5 million in Fiscal 1991 to $141.9 million in Fiscal 1997, while pro forma net income has increased from $1.2 million to $15.9 million over the same period. For Seasonal 1997, the Company had net sales of $145.1 million and pro forma net income of $16.7 million.

     The Company offers consumers a wide variety of products across different price points in three markets: the outdoor mass market under the Plantation Patterns brand name; the outdoor specialty market under the Meadowcraft, Arlington House and Salterini brand names; and the indoor specialty and mass markets under the Interior Images by Salterini and Home Collection from Plantation Patterns brand names, respectively. For Fiscal 1997, outdoor mass market sales accounted for approximately 75.1% of the Company's gross sales, while outdoor specialty market sales represented approximately 16.9% of gross sales and indoor specialty and mass market sales constituted approximately 4.2% of gross sales.

COMPETITIVE STRENGTHS

     The Company attributes its strong market position to the high value-to-price characteristics and design of its products as well as its low-cost production and efficient distribution systems. These factors have contributed to the Company's success with its customers -- both mass and specialty retailers and consumers. The Company believes its competitive strengths include the following:

          Low-Cost Producer. The Company believes that its low-cost, high-volume production systems have enabled it to design, manufacture and distribute quality wrought iron furniture and accessories with traditional, "high-end" design features, broad consumer appeal, and high value-to-price characteristics. The Company developed its low-cost production systems by combining design and production expertise developed for the specialty markets with efficient, innovative manufacturing and distribution systems designed to accommodate the needs of mass merchandisers. Management believes that by applying its low-cost manufacturing expertise to additional product lines it can increase its share of the casual outdoor furniture market as well as gain market share in the indoor furniture market.

          Advanced Manufacturing and Distribution Systems. The Company's advanced manufacturing and distribution facilities and computerized inventory tracking and shipping systems enable the Company to produce and ship large quantities of products on a timely and reliable basis. Timely and reliable shipment of products is an important competitive factor in the casual furniture industry, especially in the mass market where customers often require shipment of a large volume of products on short notice throughout the spring and summer months. The Company's manufacturing facilities are designed to accommodate efficient production of products for both the mass and specialty markets, with common product design elements and flexible production systems permitting rapid transition between product styles and colors. In addition, the Company's management information systems integrate all aspects of production, distribution and shipping.

          Relationships with Mass Market and Specialty Retail
     Customers. By manufacturing and delivering quality products reliably, the Company has built excellent relationships with its mass market customers and has developed an extensive network of specialty retailers. The Company sells its mass market products to seven of the top ten U.S. discount retailers/mass merchants and home centers in terms of 1996 revenues, and believes that it has excellent relationships with its existing mass market customers. For example, the Company was named "Vendor/Partner of the Year" by

     Wal-Mart in the outdoor products category for 1995, the most recent period for which the award was given, and was one of only 40 of Wal-Mart's approximately 10,000 vendors to receive this award. In the specialty market, the Company maintains an extensive network of over 1,500 specialty accounts, which allows the Company to test new products before introducing them into the mass markets. The Company believes that its relationships with mass market retail customers and specialty retail customers position it to increase sales of existing products and introduce new products and product lines successfully through these distribution channels. In addition, by leveraging relationships established in the outdoor furniture market, management believes that the Company will be able to gain access to distribution channels for new products such as indoor furniture and accessories and garden products.

          Experienced Management. The Company believes that its experienced and dedicated management team has been instrumental in its success and distinguishes the Company from other manufacturers of wrought iron furniture. The Company's top five senior executives have each been with the Company for over six years, and its senior management team has extensive experience in the casual furniture and other manufacturing industries. The Company's Chairman has 18 years of experience in the casual furniture industry, and its President has 32 years of management experience in the casual furniture and other manufacturing industries, the most recent six of which have been at the Company.

STRATEGY

     Since 1991, the Company has profitably built its business by providing quality wrought iron furniture to the mass and specialty markets. Meadowcraft has redefined and expanded the outdoor wrought iron furniture market by designing, producing and shipping on a reliable, timely and cost-effective basis quality products with broad consumer appeal and high value-to-price characteristics. The Company has identified future growth opportunities and has developed a strategy to increase its sales, earnings and market share of the casual outdoor and indoor furniture markets, including the following initiatives:

          Introduce New Products and Expand Product Offerings. The Company intends to apply its low-cost production expertise to introduce more new products with traditional, "high end" design features, broad consumer appeal, and high value-to-price characteristics, and to expand product offerings in its existing product lines. For example, in the outdoor market, the Company introduced a new line of wrought iron garden products in Fiscal 1997 and plans to introduce a new line of tubular steel outdoor furniture in Fiscal 1998. In the indoor market, the Company is expanding the product offerings under its Home Collection from Plantation Patterns and Interior Images by Salterini lines. This strategy is designed to expand market share within the casual outdoor and indoor furniture markets.

          Increase Manufacturing and Distribution Capacity. The Company plans to increase its manufacturing and product distribution capacity to allow the Company to meet the demands of new and existing customers in new geographic regions, as well as to enhance the Company's ability to provide products to all customers on a timely and reliable basis. For example, in September 1997 the Company commenced construction of a distribution facility in the southwestern United States, and in October 1997 the Company acquired a manufacturing facility in Mexico to serve customers in the western United States. In addition, the Company is converting an idle manufacturing facility in Alabama to the production of tubular steel outdoor furniture, which is expected to be completed by December 1997. The Company will continue to evaluate opportunities to produce and distribute products efficiently in markets outside of the United States.

          Heighten Brand Awareness. In addition to expanded offerings of products with high value-to-price characteristics, management believes that by targeting the ultimate consumer directly through national marketing and advertising campaigns, such as the Paul Harvey national radio show, the Company will heighten brand name awareness and increase consumer demand for the Company's products.

PRODUCTS

     The Company designs and manufactures a variety of quality wrought iron outdoor and indoor furniture and accessories, cushions and umbrellas, and garden products. These products are sold primarily in the United States through mass merchants and specialty retailers. For Fiscal 1997, sales of the Company's outdoor furniture and accessories (including cushions and umbrellas) constituted approximately 92.0% of gross sales, while sales of indoor furniture and accessories and garden products represented 4.2% and 2.3% of gross sales, respectively.

     Historically, the Company manufactured exclusively outdoor wrought iron furniture. In Fiscal 1993, the Company expanded its product lines to include indoor wrought iron furniture and accessories. In addition, Meadowcraft further broadened its product offerings with the introduction of wrought iron garden products in Fiscal 1997. In Fiscal 1998, the Company plans to introduce a line of tubular steel outdoor furniture.

     The Company's outdoor products are sold through mass merchandisers under the Plantation Patterns brand name and include dining groups composed of action chairs, stack chairs, dining tables, bistro groups and accent tables; accessories such as chaises, gliders, bakers' racks and tea carts; cushions and umbrellas; and garden products. In addition, the Company sells a similar line of outdoor products in the specialty market under the Meadowcraft, Arlington House and Salterini brand names. The Company's outdoor casual furniture products come in a variety of styles and colors and are sold across different price points to appeal to a range of consumers in the mass and specialty markets.

     The Company's indoor wrought iron furniture is sold to specialty furniture stores and department stores under the Interior Images by Salterini brand name and to mass merchants under the Home Collection from Plantation Patterns brand name. The indoor collections include occasional tables, dining groups and beds, as well as accent pieces. The Company's garden products include shepherds' hooks, trellises, arbors, and plant stands and are sold through both mass merchandisers and specialty retailers under the Plantation Patterns brand name.

     The Company continuously designs and develops new products and new product styles and expands product lines to meet customer demand and changes in consumer preferences. The Company's product design process begins with marketing personnel identifying customer needs and creating product ideas. A variety of sketches are produced, usually by Company engineers, from which prototype products are built. The Company's engineering department then prepares the prototype for actual full-scale production. The Company consults with its marketing personnel, sales representatives and selected customers throughout this process to develop quality products that satisfy both specialty and mass market consumers. The Company often introduces new products through its network of over 1,500 specialty accounts in order to gather market feedback before introducing the products in the mass market.

CUSTOMERS AND MARKETING

     The Company's primary customers are domestic retailers in the mass and specialty markets. Meadowcraft serves three markets: the outdoor mass market, which includes national chains, discount retailers, mass merchants, and home centers; the outdoor specialty market, which includes furniture stores, specialty stores and garden shops; and the indoor market, which includes specialty furniture stores, mass merchandisers and department stores. In Fiscal 1997, the Company sold products to over 1,500 mass and specialty accounts, including seven of the top ten U.S. discount retailers/mass merchants and home centers (based on 1996 revenues). Sales to its top five customers accounted for approximately 62.6% of the Company's net sales in Fiscal 1997. The Company's top three customers, Wal-Mart Stores, Inc., Sam's Club, Inc. (each of which is a subsidiary of Wal-Mart, Inc.) and Service Merchandise, Inc., represented approximately 21.4%, 12.6% and 9.8%, respectively, of the Company's net sales in Fiscal 1997.

     The Company believes that its relationship with all of its top customers is excellent, which management believes positions the Company to increase sales of existing products and introduce new products. In 1996, Wal-Mart awarded the Company its "Vendor/Partner of the Year" award in the outdoor products category for 1995, the most recent period for which the award was given. The Company was one of only 40 vendors of Wal-

Mart's approximately 10,000 vendors to receive this award. In 1997, ShopKo Stores, Inc. awarded the Company its "Vendor of the Year" award in the indoor and outdoor furniture category. For Seasonal 1998, Wal-Mart has informed the Company that it has been selected as the sole supplier for Wal-Mart's outdoor wrought iron furniture products.

     To service its mass merchant and specialty accounts, Meadowcraft has tailored its sales strategy to meet the distinct needs of each market.

     The mass market sales team consists of the Vice President of Sales and Marketing (Mass Accounts) and three national sales managers. This four person in-house sales staff is supported by 15 independent sales representatives with account coverage organized by territory. Each summer, Meadowcraft's sales managers meet with their mass market accounts to plan product purchases and shipping schedules for the following selling season. The Company's marketing efforts in the mass market culminate with the National Hardware Show in August at which Meadowcraft exhibits its product line for the upcoming mass retail selling season. Typically, by September of each year, the Company has received estimated requirements from customers for approximately seventy percent of the sales that it will produce and ship during the following selling season. Throughout the selling season, Meadowcraft works closely with its customers to assure timely shipment of sales orders and to monitor and respond to sales trends and feedback.

     The specialty market sales team is served by an in-house team consisting of the Vice President of Sales and Marketing (Specialty Accounts) and four regional sales managers (including two who cover international accounts), as well as 35 independent sales representatives. This team markets both standard and made-to-order products to over 1,500 specialty accounts throughout North America and Europe. Given the number of specialty accounts and the seasonality of its business, the Company believes that the use of independent representatives is an effective and cost-efficient means to serve the specialty market. These representatives are paid on a commission-only basis, which the Company believes makes them highly entrepreneurial. Participation in trade shows, particularly the International Casual Furniture Market held at the Merchandise Mart in Chicago, is an important element of Meadowcraft's marketing efforts directed at specialty retail customers.

     To supplement its sales efforts to mass market and specialty account customers, Meadowcraft uses a variety of means to advertise and promote its products, including product brochures, trade shows and cooperative advertising with some of its specialty accounts.

     In addition, to complement the Company's marketing efforts to its mass and specialty accounts, Meadowcraft targets consumers directly through a national radio advertising campaign featuring Paul Harvey. The Company believes that by enhancing brand awareness among consumers, Meadowcraft can build a brand franchise and ultimately increase sales.

MANUFACTURING AND DISTRIBUTION

     The Company operates four manufacturing facilities and four distribution centers in Alabama. The Company believes that it operates advanced manufacturing and distribution systems. These facilities are run by well-trained and experienced production personnel and have allowed the Company to become a low-cost producer in the wrought iron furniture industry.

     The Company's manufacturing process combines sophisticated, computerized materials handling systems and advanced primer and paint systems with a skilled work force. The Company emphasizes cost-efficiencies in the manufacturing process and has consistently modernized its manufacturing equipment and facilities through capital expenditures in order to improve the process. Due to the Company's high volume of business with mass merchandisers, Meadowcraft begins production and warehouses products during the off season in order to meet in-season purchases from customers. Through the extension of the production season and the leveling of production activity, Meadowcraft reduces the seasonality of the manufacturing process.

     The Company's modern distribution facilities are located adjacent to its manufacturing facilities and utilize integrated materials handling systems. The Company utilizes sophisticated computer systems to code and track inventory and to coordinate and monitor loading and shipment of products to retailers. Coordination of the manufacturing, packaging and distribution functions allows for greater quality control and production efficiencies.

MANAGEMENT INFORMATION SYSTEMS

     The Company believes that it is technologically advanced and that its manufacturing and distribution systems and computerized inventory tracking and shipping systems are superior to its competitors largely because of its sophisticated management information systems. Initially, the Company developed its proprietary management information systems for its specialty retail business in order to track special orders (particularly made-to-order items) and to determine what and when to build. The Company subsequently expanded the systems to support all product lines. The Company uses a forecasting system that integrates all aspects of production, distribution and shipping and guides the Company by one Company-wide plan. The forecasting system allows the Company to build sales forecasts based on feedback from retail buyers and then to derive materials planning and production allocation, as well as to monitor production capacity, inventory and invoicing of finished goods. The Company employs its own computer programmers and owns all of its information systems hardware, which is serviced under maintenance and support agreements.

INDUSTRY AND COMPETITION

     Although there are no published figures available, the Company estimates that wholesale sales of outdoor casual furniture exceeded $1.0 billion in 1996. Home Furnishings News ("HFN"), a trade publication, reported that retail sales of outdoor casual furniture were $1.5 billion in 1996. The residential casual furniture market consists of five principal product categories: aluminum (including tubular, wrought and cast), wrought iron, resin and plastic, wicker and rattan, and wood.

     Access to diverse distribution channels is an important factor in the residential casual furniture industry. According to the HFN, the major distribution channels for outdoor casual furniture in 1996 included mass merchants (32%), home centers (30%), national chains (13%), specialty stores (12%) and warehouse clubs (10%). Management believes that the Company is well positioned to service these channels. In May 1997, Home Improvement Executive, another industry publication, reported that home center chains predicted that the Company's Plantation Patterns line would comprise approximately 76% of their outdoor wrought iron furniture business. Management believes that the Company's Plantation Patterns products will have equal or greater penetration in Fiscal 1998 with certain national mass merchants, home center chains and warehouse clubs, but there can be no assurance that the Company will achieve such penetration in Fiscal 1998.

     The casual furniture industry is highly competitive and includes a large number of manufacturers, none of which dominate the market. The Company competes against other domestic and foreign wrought iron furniture manufacturers as well as manufacturers of aluminum, resin and plastic, wicker and rattan, and wood casual furniture with respect to its outdoor products and traditional furniture companies with respect to its indoor products. A number of the companies which compete directly with the Company may have greater financial and other resources than the Company. Management believes that the competition in the wrought iron furniture industry is generally a function of timeliness of delivery, price, quality, product design, product availability and customer service. In addition to the factors which the Company believes allow it to compete effectively with all of its competitors, the Company believes that the proximity of its U.S. manufacturing and distribution facilities to its customers is a competitive advantage over foreign manufacturers due to its ability to respond timely to in-season orders and the higher freight costs incurred in shipping products from foreign manufacturers.

RAW MATERIALS AND SUPPLIERS

     The primary raw materials used by the Company to manufacture and distribute its products are steel, fabrics, cardboard, paint and umbrella frames. Each year, the Company purchases its raw materials from a number of domestic and foreign suppliers. The Company has annual contracts with many of its major suppliers, and the Company does not anticipate, nor has it experienced, any difficulty in obtaining any of its raw materials. The Company believes that there are a relatively large number of other suppliers of raw materials available, which enable the Company to obtain competitive prices for its raw materials. While the cost of raw materials is subject to fluctuations, the Company commits to purchase the raw materials that it estimates will be needed for the ensuing year at fixed prices in order to attempt to control production costs. Significant increases in the costs of raw materials in a particular year could have an effect on the Company's margins for its products if the Company were unable to build these costs into the prices of its products or to offset such raw material cost increases through cost reductions in the following year. See "Risk Factors--Raw Materials."

REGULATORY MATTERS

     The Company's operations must meet federal, state and local regulatory standards in the areas of safety, health, labor and environmental pollution controls. To the best of the Company's knowledge, it is in substantial compliance with all federal, state and local regulatory standards and environmental protection provisions. Historically, compliance with these standards has not had any material adverse effect on the Company's results of operations. In addition, the Company is subject to numerous environmental laws and regulations concerning air emissions, discharges into waterways and the generation, handling, storage, transportation, treatment and disposal of waste materials. These laws and regulations are subject to change, and it is impossible to predict with accuracy the effect they may have on the Company in the future. Like many other industrial companies, the Company's manufacturing operations entail the risk of noncompliance, which may result in fines, penalties and remediation costs, and there can be no assurance that such costs will be insignificant. The Company believes that any future fines, penalties and remediation costs associated with noncompliance should not have a material adverse effect on capital expenditures, earnings or the Company's competitive position. However, legal and regulatory requirements in those areas have been increasing, and there can be no assurance that significant costs and liabilities will not be incurred in the future due to regulatory noncompliance.

LEGAL PROCEEDINGS

     The Company, from time to time, is subject to legal proceedings and other claims arising in the ordinary course of its business. Management believes that the Company is not presently a party to any litigation, the outcome of which would have a material adverse effect on its business or operations.

EMPLOYEES

     As of May 3, 1997, the Company employed approximately 1,630 persons, approximately 1,409 of whom were subject to collective bargaining agreements. Employment levels fluctuate throughout the year due to the seasonal nature of the Company's business. The Company's non-salaried employees are covered by three separate collective bargaining agreements. One of the Company's collective bargaining agreements, covering an aggregate of approximately 786 employees at two facilities in Birmingham, Alabama, expires on July 1, 1998. The Company believes that its relations with its employees are good.

PROPERTIES

     The table below presents certain information with respect to the Company's principal properties. The Company believes that all of its properties are well-maintained and in good condition and are capable of handling increased production. All of the properties are equipped with automatic sprinkler systems and modern fire protection equipment, which management believes are adequate.

                                                               APPROXIMATE SIZE
LOCATION                            PRIMARY USE                 (SQUARE FEET)      OWNED/LEASED
--------                            -----------                ----------------    ------------
BIRMINGHAM, AL
  Carson Road..........  Manufacturing/Offices/Distribution       1,000,000          Owned
  Meadowcraft Road.....  Manufacturing/Offices                      240,000         Leased  (1)
  Goodrich Drive.......  Distribution                               340,000         Leased  (2)
WADLEY, AL.............  Manufacturing/Distribution                 989,000          Owned
SELMA, AL..............  Manufacturing/Distribution                 202,000          Owned

---------------

(1) Lease expires August 29, 2000.
(2) Lease expires September 30, 1997. The Company is currently negotiating with the lessor for extension of this lease through May 31, 1999.

     In addition to these properties, the Company is constructing a new 530,000 square foot distribution facility and office in Birmingham, Alabama (Carson
Road), that is expected to be completed in December 1997. The Company is also expanding the Selma and Wadley plants, which should be completed in December 1997. The Company also leases approximately 9,000 square feet of showroom space in Chicago, Illinois and approximately 5,400 square feet of showroom space in High Point, North Carolina.

     In September 1997, the Company commenced construction of an approximately 100,000 square foot painting and packing facility and an approximately 500,000 square foot distribution facility in Yuma County, Arizona, and in October 1997 the Company acquired an approximately 175,000 square foot manufacturing facility in Sonora, Mexico. These facilities will enable the Company to serve mass and specialty retailers in the western United States.

TRADEMARKS

     The Company has registered the trade name "Interior Images by Salterini" with the United States Patent and Trademark Office ("USPTO"). The Company has filed applications with the USPTO to register the trade names "Meadowcraft," "Plantation Patterns," "Arlington House," "Salterini," and "Home Collection from Plantation Patterns." In the opinion of management, the Company's trademark position is adequately protected in all markets in which the Company does business. The Company believes that its various trade names are generally well recognized by dealers and distributors and are associated with a high level of quality and value.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR NOMINEES

     Certain information concerning the executive officers, directors and director nominees of the Company is set forth below:

NAME                                           AGE         POSITION WITH THE COMPANY
----                                           ---         -------------------------
Samuel R. Blount.............................  50    Chairman of the Board of Directors
William J. McCanna...........................  57    President and Director
T. Morris Hackney(1).........................  64    Director Nominee
James M. Scott(1)............................  61    Director Nominee
Reese H. McKinney, Jr.(1)....................  49    Director Nominee
Steven C. Braswell...........................  47    Vice President of Finance, Chief
                                                     Financial Officer and Secretary
Timothy M. LeRoy.............................  33    Vice President of Sales and Marketing
                                                     (Mass Accounts)
Rory S. Rehmert..............................  37    Vice President of Sales and Marketing
                                                     (Specialty Accounts)

---------------

(1) Messrs. Hackney, Scott, and McKinney have each agreed to serve as a director and a member of the Audit and Compensation Committees of the Board of Directors upon completion of the Offering.

     Samuel R. Blount. Mr. Blount is Chairman of the Board of Directors of the Company and has served in such capacity since the Company's formation in 1985. Mr. Blount has over 18 years of experience with the Company and its predecessor. Prior to the formation of the Company, Mr. Blount served as President of HBC, Incorporated, a holding company that owned several manufacturing businesses. Mr. Blount has also served in various positions at Blount Inc. and Western River Expeditions, Inc. Mr. Blount presently serves or has served on numerous educational and civic boards. Mr. Blount attended the University of the South and served in the U.S. Marine Corps.

     William J. McCanna. Mr. McCanna is President and a director of the Company and has served in such capacities since 1991. Mr. McCanna has over 30 years of experience in manufacturing, operations and senior management. Prior to joining the Company, Mr. McCanna served as Chief Operating Officer and Director of Philips Industries in Dayton, Ohio. Mr. McCanna has also served in a variety of capacities at General Electric, Emerson Electric and Allis Chalmers. Mr. McCanna received his BSc. in Electrical Engineering from Penn State University in 1965. Mr. McCanna is also a graduate of the Advanced Management Program at Harvard Business School and served in the U.S. Marine Corps.

     T. Morris Hackney. Mr. Hackney is the Chairman of the Board and Chief Executive Officer of Citation Corporation and has served in such capacities since 1974. Citation Corporation is a publicly-traded metal component supplier to the capital goods and durable goods industries. Mr. Hackney is also a member of the Board of Directors of Alabama National Bancorporation and Chairman of the Board of the Hackney Group, a diversified corporation. Mr. Hackney presently serves on the board of numerous charitable and business organizations. Mr. Hackney is a graduate of the Naval Academy in Annapolis, MD and served in the U.S. Navy.

     James M. Scott. Mr. Scott is a partner, past Chairman of the Board of Governors and past Chairman of the Business and Tax Section of Capell, Howard, Knabe and Cobbs, P.A., a law firm located in Montgomery, Alabama. Mr. Scott has held various positions with the firm since 1964. Mr. Scott received his B.A. from the University of the South, J.D. from the University of Alabama and LLM from New York University. Mr. Scott is a member of the Board of Trustees of The University of Alabama Graduate Tax Program and past Chairman of the Tax Section of the Alabama State Bar Association. Mr. Scott has been listed in Best Lawyers in America since 1989. Mr. Scott is the author of various articles and handbooks on tax, partnership and corporate law matters. Mr. Scott is a former lecturer for the Alabama Bar Review. Mr. Scott served in the U.S. Army, Special Forces.

     Reese H. McKinney, Jr. Mr. McKinney is Administrative Assistant to the Mayor of the City of Montgomery, Alabama and has served in such capacity since 1978. Mr. McKinney has served on the Board of the Central Alabama Aging Consortium and past Chairman of the Board for the Central Alabama Regional Planning and Development Commission. Mr. McKinney has also served on the boards of numerous other political and civic organizations. Mr. McKinney received a Bachelor of Science degree in Business Administration from Huntingdon College and a B.F.A. degree in Environmental Design from the New School of Social Research in New York City.

     Steven C. Braswell. Mr. Braswell is Vice President of Finance, Chief Financial Officer and Secretary of the Company and has served in such capacities since 1991. Mr. Braswell has over 25 years of experience in finance and accounting, including thirteen years at Hanson Industries in various financial positions including Group Controller and Vice President, two years as Manager of Finance and Accounting at Perkin Elmer Corporation in its Interdata Division and five years at Price Waterhouse. Mr. Braswell received his BS in Accounting from Rider College in 1972. Mr. Braswell is a Certified Public Accountant in the state of New Jersey.

     Timothy M. LeRoy. Mr. LeRoy is Vice President of Sales and Marketing (Mass Accounts) of the Company and has served in such capacity since 1991. Prior to joining the Company, Mr. LeRoy was with Central Hardware Company for eight years as Supervisor, Buyer and Merchandiser. Mr. LeRoy received his BS from the University of Missouri in 1987.

     Rory S. Rehmert. Mr. Rehmert is Vice President of Sales and Marketing (Specialty Accounts) of the Company and has served in such capacity since 1991. Prior to joining Meadowcraft, Mr. Rehmert served as National Sales Manager for Lyon Shaw Furniture Company and Special Accounts Manager for Winston Furniture Company and as Store Manager with Flower City, Inc. Mr. Rehmert received his BS from Kansas State University in 1981.

BOARD OF DIRECTORS AND COMMITTEES

     The members of the Board of Directors are elected annually and serve for terms of one year until reelected or replaced or until their earlier resignation or removal. Executive officers of the Company are elected annually by, and serve at the discretion of, the Board of Directors. Upon consummation of the Offering, the Company intends to add the three outside director nominees listed in the table under the caption "-- Executive Officers, Directors and Director Nominees."

     Upon consummation of the Offering, the Board of Directors intends to designate an Audit Committee and a Compensation Committee and will appoint the outside directors to each of the committees upon their election to the Board of Directors. The Audit Committee will be responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of audits, monitoring the Company's financial policies and control procedures, monitoring the nonaudit services provided by the Company's auditors and reviewing all potential conflict of interest situations. The Compensation Committee will be responsible for reviewing, determining and establishing the salaries, bonuses and other compensation of the executive officers of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of the compensation paid or accrued by the Company for services rendered in all capacities to the Company during Fiscal 1997, to the Company's Chairman of the Board of Directors and the four other highest paid executive officers (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                    BASE                     ALL OTHER
NAME AND PRINCIPAL POSITION HELD                   SALARY     BONUS       COMPENSATION(2)
--------------------------------                  --------   --------     ---------------
Samuel R. Blount................................  $300,000   $      0         $1,566
  Chairman of the Board of Directors
William J. McCanna..............................  $276,242   $584,144(1)      $4,050
  President
Steven C. Braswell..............................  $108,975   $ 51,962         $1,169
  Vice President of Finance, Chief Financial
  Officer and Secretary
Timothy M. LeRoy................................  $105,192   $ 89,308         $  343
  Vice President of Sales and Marketing (Mass
  Accounts)
Rory S. Rehmert.................................  $ 89,167   $ 76,205         $  351
  Vice President of Sales and Marketing
  (Specialty Accounts)

---------------

(1) Includes $333,333, which was paid to Mr. McCanna pursuant to an agreement to pay him a bonus of $1.0 million in three equal annual installments, plus interest at the average prime rate on the last two installments. Mr. McCanna received the first installment in Fiscal 1996 and received the last installment in August 1997. See "-- Employment Agreements; Confidentiality Agreements."
(2) Represents dollar value of insurance premiums paid with respect to life insurance for the benefit of the Named Executive Officer.

EMPLOYMENT AGREEMENTS; CONFIDENTIALITY AGREEMENTS

     The Company has not entered into any employment agreements or noncompete agreements with any of its employees. In 1992, the Company agreed to pay William
J. McCanna a bonus of $1.0 million when the Company achieved audited year-end equity of $10.0 million, provided certain other conditions were satisfied. Mr. McCanna became eligible to receive the bonus in August 1995. The bonus was accrued in each of Fiscal 1995, 1996 and 1997 and was paid out in three annual installments.

     The Company maintains a long-term incentive program for certain of its key employees, excluding the Chairman of the Board of Directors and President. Cash awards are granted to the key employees as determined by the Chairman of the Board of Directors and President. The cash bonuses vest at the rate of 20% per year based on the attainment of goals and objectives by the Company and by the employee. Once fully vested, the bonuses are payable to the employee at the rate of 20% per year and the unpaid balance bears interest at the prime rate. The bonus is subject to forfeiture if the employee voluntarily terminates employment before the bonus is fully vested. If employment is terminated for any other reason, the employee is entitled to receive the vested portion of the bonus at the rate of 20% per year.

     All of the Company's exempt salaried employees, including the executive officers, have each signed a confidentiality agreement pursuant to which each has agreed not to disclose any of the Company's confidential information and to assign to the Company any rights he or she may have in any design, invention, software, process, trade secret or intellectual property that relates to or resulted from work performed at the Company.

1997 STOCK OPTION PLAN

     On July 31, 1997, the Board of Directors of the Company adopted the Company's 1997 Stock Option Plan (the "Plan"), which was approved by the Stockholders on July 31, 1997. The Plan provides for the grant of stock options ("Options") to participants. The objectives of the Plan are to promote the success and enhance the value of the Company by providing flexibility in the Company's ability to motivate, attract and retain the services of employees. A total of 1,000,000 shares of Common Stock have been reserved for issuance under the Plan. The Plan authorizes the grant of nonqualified Options and Options intended to qualify as incentive stock options ("Incentive Options") under
Section 422 of the Code.

     The Plan will be administered by the Board of Directors, which has the exclusive power to (i) designate participants, (ii) determine the number of Options to be granted, (iii) fix the terms and conditions of any Option, (iv) prescribe the form of each Option agreement, (v) decide all other matters that must be determined in connection with an Option, (vi) establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan, and (vii) make all other decisions and determinations that may be required under the Plan. The Plan provides that the Board of Directors will select participants from among employees, officers and directors of the Company or its future subsidiaries.

     The exercise price for each Option granted under the Plan will be determined by the Board of Directors, but will not be less than the fair market value of the Common Stock on the date of grant. No Incentive Options may be granted to any employee who owns, at the date of grant, stock representing in excess of 10% of the combined voting power of all classes of stock of the Company or any subsidiary unless the exercise price for stock subject to such Incentive Options is at least 110% of the fair market value of such stock at the time of grant and the Incentive Option term does not exceed five years.

     The term of each Option will be for the period as determined by the Board of Directors, provided no Option will exceed a period of 10 years from the date of grant. If a participant who holds Options ceases, for any reason, to be an employee of the Company (the "Termination"), the Options expire three months after such Termination. Notwithstanding the foregoing, in the event of Termination due to the optionee's death, the Options may be exercised for a period of 12 months following the date of such optionee's death. Options granted under the Plan may be exercisable in installments.

     Upon the exercise of Incentive Options, the option exercise price must be paid in full, either in cash or other form acceptable to the Board of Directors, including delivery of shares of Common Stock already owned by the optionee. Unless terminated earlier, the Plan will terminate on July 30, 2007. As of the date hereof, no Options have been granted under the Plan but the Board of Directors of the Company expects to grant options under the Plan at the initial public offering price to certain key employees and nonemployee directors immediately prior to consummation of this Offering. See "-- Compensation of Directors."

401(K) PLAN

     The Company maintains a Section 401(k) Profit Sharing Plan (the "KPlan") for its salaried employees. The KPlan is a Code Section 401(k) plan which requires, subject to certain limited exceptions, 12 months of service and attainment of age 21 to become a participant in the KPlan. The KPlan allows the employees to make pretax contributions to the KPlan, which are matched at a rate determined by the Company's Board of Directors (currently 33%) up to a maximum of 10% of the employee's compensation. The total KPlan expense for Fiscal 1997, 1996 and 1995 was $94,000, $82,000 and $63,000, respectively.

COMPENSATION OF DIRECTORS

     Upon election to the Board of Directors, each nonemployee director will be awarded options to purchase shares of Common Stock under the Plan with an aggregate exercise price of $100,000 based on the initial public offering price, subject to vesting at the rate of 20% per year. The chairman of the Audit Committee will receive additional cash compensation in the amount of $5,000 per year. No additional compensation will be paid to directors for serving on committees. All directors will receive reimbursement of travel expenses incurred in attending meetings of the Board of Directors and committees.

                              CERTAIN TRANSACTIONS

TRANSACTION WITH DIRECTOR NOMINEE

     On July 1, 1987, the Company entered into an Assignment of Sublease with Champion International Corporation, a New York corporation ("CIC"), and Pinson Partners, an Alabama general partnership, with respect to the substitution of the Company as sublessee under a Sublease dated January 31, 1977 (the "Sublease") between CIC and Birmingham Ornamental Iron Company, Inc., an Alabama corporation ("BOIC"). Under the terms of the Sublease, the Company subleases the Meadowcraft Road property from CIC for use as a manufacturing facility. The current rental rate is approximately $32,100 per month, of which approximately $29,500 per month is payable to Pinson Partners. Mr. T. Morris Hackney, a director nominee, and his wife, Brenda Hackney, own a 40% interest in Pinson Partners which entitles them to approximately $11,800 per month of the rental payments made by the Company to Pinson Partners. The Company, as sublessee, is also required to maintain insurance on the premises and pay all operating expenses, including utility charges, with respect to the premises. The Meadowcraft Road property is currently exempt from ad valorem taxes, but the Company is required to pay all such taxes if and when the premises become taxable. The underlying lease between BOIC and the City of Tarrant City, a municipal corporation, expires on August 29, 2000. The Company believes that the terms of the underlying lease, including the monthly rental rate, are at least as favorable to the Company as those which could have been negotiated with an unaffiliated third party.

S CORPORATION TERMINATION

     Upon consummation of the Offering, the Company will terminate its S Corporation election. In connection therewith, the Company intends to declare a distribution effecting the S Corporation Distribution to its existing stockholders before the completion of the Offering. The Company expects to pay approximately $32.7 million of S Corporation Distribution with a portion of the net proceeds from the Offering. See "Use of Proceeds."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of July 31, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by: (i) each director of the Company, (ii) all directors and executive officers as a group, and (iii) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock. Except as otherwise indicated, each person or entity listed below has sole voting and investment power with respect to all shares shown to be beneficially owned by such person. Under the rules of the Securities and Exchange Commission (the "Commission"), a person is deemed to be a "beneficial owner" of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security.

                                                  NUMBER OF SHARES                 NUMBER OF SHARES
                                                 BENEFICIALLY OWNED               BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER(1)                     PRIOR TO THE OFFERING   PERCENT   AFTER THE OFFERING   PERCENT
---------------------------                     ---------------------   -------   ------------------   -------
Samuel R. Blount..............................       14,400,000(2)        90.0%       14,508,500(3)     75.9%
William J. McCanna............................        1,600,000           10.0%        1,600,000         8.4%
All Named Executive Officers, directors and
  director nominees as a group (8 persons)....       16,000,000          100.0%       16,138,500(4)     84.4%

---------------

(1) The address of the directors and Named Executive Officers set forth in the table is the address of the Company appearing elsewhere in this Prospectus.
(2) Includes 11,200,000 shares of Common Stock held of record by Mr. Blount and 3,200,000 shares of Common Stock beneficially owned by him.
(3) Includes 108,500 Directed Shares to be beneficially owned by Mr. Blount at the completion of the Offering.
(4) Includes 138,500 Directed Shares to be beneficially owned by such persons at the completion of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share. Immediately prior to the closing of the Offering, the Company will have 16,000,000 shares of Common Stock outstanding. Upon the closing of the Offering, assuming no exercise of the Underwriters' over-allotment option, the Company will have 19,125,000 shares of Common Stock outstanding. The following summary is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation ("Restated Certificate"), which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will be, upon payment therefor, validly issued, fully paid and nonassessable. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders.

STATUTORY BUSINESS COMBINATION PROVISION

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which such person became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of two thirds of the outstanding shares of voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

CERTAIN PROVISIONS OF RESTATED CERTIFICATE AND BYLAWS

     Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Restated Certificate limits the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in the Restated Certificate may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. The Restated Certificate provides indemnification to the Company's officers and directors and certain other persons with respect to certain matters.

     The Restated Certificate provides that the number of directors will be fixed from time to time by, or in the manner provided in, the bylaws of the Company. The Amended and Restated Bylaws of the Company provide that the number of directors constituting the whole Board of Directors of the Company will be fixed by the affirmative vote of a majority of the members at any time constituting the Board of Directors, and such number may be increased or decreased from time to time; provided, however, that no such decrease may shorten the term of any incumbent director. The Restated Certificate also provides that directors may be removed only for cause. These provisions, in conjunction with provisions of the Restated Certificate authorizing the Board of Directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is AmSouth Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have outstanding 19,125,000 shares of Common Stock (19,593,750 if the Underwriters' over-allotment option is exercised in full) of which the 3,125,000 shares sold in the Offering (3,593,750 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for those held by "affiliates" (as defined in the Securities Act) of the Company, which shares will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 16,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144 in that they were originally issued and sold by the Company in private transactions in reliance upon exemptions under the Securities Act, and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 promulgated under the Securities Act as described below.

     In general, under Rule 144, if a minimum of one year has elapsed since the later of the date of acquisition of restricted securities from the issuer or from an affiliate of the issuer, the acquirer or subsequent holder would be entitled to sell within any three-month period a number of those shares that does not exceed the greater of one percent of the number of shares of such class of stock then outstanding or the average weekly trading volume of the shares of such class of stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the issuer. In addition, if a period of at least two years has elapsed since the later of the date of acquisition of restricted securities from the issuer or from any affiliate of the issuer, and the acquirer or subsequent holder thereof is deemed not to have been an affiliate of the issuer of such restricted securities at any time during the 90 days preceding a sale, such person would be entitled to sell such restricted securities under Rule 144(k) without regard to the requirements described above. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

     As of July 31, 1997, 1,000,000 shares of Common Stock were reserved for issuance upon the exercise of options to be granted under the Plan. See "Management -- 1997 Stock Option Plan." In general, pursuant to Rule 701 under the Securities Act, any employee, officer or director of the Company who purchases his or her shares of Common Stock pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permit non-affiliates to sell such shares without compliance with the public information, holding period, volume limitation or notice provisions of Rule 144, and permit affiliates to sell such shares without compliance with the holding period provisions of Rule 144, in each case commencing 90 days after the date of this Prospectus. As of the date of this Prospectus, no options have been granted under the Plan, but the Board of Directors of the Company expects to grant options under the Plan at the initial public offering price to certain key employees and nonemployee directors immediately prior to consummation of this Offering. See "Management -- 1997 Stock Option Plan" and "-- Compensation of Directors."

     The Company, its existing stockholders, certain officers and its directors have agreed not to issue, sell, offer or agree to sell, grant any option (other than pursuant to the Plan) or other right for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any securities convertible into, exercisable for or exchangeable for Common Stock) during the 270-day period after the date of this Prospectus without the prior written consent of A.G. Edwards & Sons, Inc., with certain limited exceptions.

     Prior to the Offering, there has been no established public market for the Common Stock. No prediction can be made of the effect, if any, that sales of shares under Rule 144, or otherwise, or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time after the Offering. The Company is unable to estimate the number of shares that may be sold in the public market under Rule 144, or otherwise, because such amount will depend on the trading volume in, and market price for, the Common Stock and other factors. Nevertheless, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock of the Company. See "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement among the Company and A.G. Edwards & Sons, Inc. (the "Representative"), the underwriters listed below (the "Underwriters") have severally agreed to purchase from the Company the aggregate number of shares of the Company's Common Stock set forth opposite their respective names below:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
A.G. Edwards & Sons, Inc....................................
                                                              ---------
          Total.............................................  3,125,000
                                                              =========

     Pursuant to the terms of the Underwriting Agreement, the Underwriters will acquire the shares of Common Stock offered hereby from the Company at the public offering price set forth on the cover page hereof less the underwriting discounts and commissions set forth on the cover page. The Underwriters propose to offer the shares to the public at the public offering price set forth on the cover page. Some of the shares offered to the public will be sold to certain dealers at the public offering price less a dealers' concession not in excess of
$     per share. The Underwriters and such dealers may allow a discount not in
excess of $     per share to other dealers. After the shares are released for sale to the public, the public offering price and other terms may be varied by the Representative.

     The nature of the obligations of the Underwriters is such that if any of the shares offered hereby are purchased, all of such shares must be purchased.

     The Company has granted to the Underwriters an option for 30 days to purchase (at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus) up to 468,750 additional shares. The Underwriters may exercise such option only to cover over-allotments of shares made in connection with the sale of the shares offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,125,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

     The Company, its existing stockholders, certain officers and its directors have agreed to enter into lock-up agreements pursuant to which they will agree that they will not, for 270 days from and after the date of this Prospectus, sell, offer to sell, or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company (other than shares offered hereby, shares issuable pursuant to a plan for employees or shareholders in effect on the date of this Prospectus, and Common Stock issuable on conversion of securities or exercise of warrants or options outstanding on the date of this Prospectus) without the prior written consent of A.G. Edwards & Sons, Inc.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the shares of Common Stock will be negotiated among the Company and the Representative. In addition to prevailing market conditions, among the factors that may be considered in determining the initial public offering price of the shares of Common Stock are the Company's historical financial performance, estimates of the business potential and earning prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to the market valuations of companies in similar business.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the

Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 468,750 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, A.G. Edwards & Sons, Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Representative has informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     At the Company's request, the Underwriters will reserve for sale at the initial public offering price up to 357,143 Directed Shares which may be sold to directors, officers or employees of the Company and other persons associated with the Company's directors or officers, including up to 294,214 Directed Shares for sale to members of the immediate family of the existing stockholders. The number of shares available for sale to the general public will be reduced to the extent any Directed Shares are purchased. Any Directed Shares not so purchased will be offered by the Underwriters on the same basis as the other shares offered hereby. Each purchaser of Directed Shares will be required to agree to restrictions on resale similar to those described above. See "Principal Stockholders."

                                    EXPERTS

     The audited balance sheets of the Company as of April 28, 1996, May 3, 1997, and July 31, 1997 and the related statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended May 3, 1997, and the thirteen weeks ended July 31, 1997, included in this Prospectus and the Registration Statement of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Sirote & Permutt, P.C., Birmingham, Alabama. Certain legal matters related to the Offering will be passed upon for the Underwriters by Debevoise & Plimpton, New York, New York.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all exhibits, schedules and amendments relating thereto, the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement including the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement accurately describe the material provisions of such document and are qualified in their entirety by reference to such exhibits for complete statements of their provisions. All of these documents may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the
Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies can also be obtained from the Commission at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Upon completion of the Offering, the Company will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file reports, proxy statements and other information with the Commission.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by the Company's independent accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information after the completion of the Offering.

                         INDEX TO FINANCIAL STATEMENTS

                               MEADOWCRAFT, INC.

                                                               PAGE
                                                              NUMBER
                                                              ------
Report of Independent Public Accountants....................   F-2
Balance Sheets as of April 28, 1996, May 3, 1997, July 31,
  1996 (unaudited) and July 31, 1997........................   F-3
Statements of Income for the years ended April 30, 1995,
  April 28, 1996, May 3, 1997 and the thirteen weeks ended
  July 31, 1996 (unaudited) and July 31, 1997...............   F-4
Statements of Stockholders' Equity for the years ended April
  30, 1995, April 28, 1996, May 3, 1997 and the thirteen
  weeks ended July 31, 1997.................................   F-5
Statements of Cash Flows for the years ended April 30, 1995,
  April 28, 1996, May 3, 1997 and the thirteen weeks ended
  July 31, 1996 (unaudited) and July 31, 1997...............   F-6
Notes to Financial Statements...............................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Meadowcraft, Inc.:

     We have audited the accompanying balance sheets of Meadowcraft, Inc. (a Delaware corporation) as of April 28, 1996, May 3, 1997 and July 31, 1997 and the related statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended May 3, 1997 and the thirteen weeks ended July 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meadowcraft, Inc. as of April 28, 1996, May 3, 1997, and July 31, 1997 and the results of its operations and its cash flows for each of the three fiscal years in the period ended May 3, 1997, and the thirteen weeks ended July 31, 1997 in conformity with generally accepted accounting principles.

                                                /s/ ARTHUR ANDERSEN LLP
                                          --------------------------------------
                                                   Arthur Andersen LLP

Birmingham, Alabama
August 22, 1997

                               MEADOWCRAFT, INC.

                                 BALANCE SHEETS

                                                                                                 PRO FORMA
                                                                                               STOCKHOLDERS'
                                                                                                 EQUITY AT
                               APRIL 28, 1996   MAY 3, 1997    JULY 31, 1996   JULY 31, 1997   JULY 31, 1997
                               --------------   ------------   -------------   -------------   -------------
                                                                (UNAUDITED)                     (UNAUDITED)
                                                   ASSETS
CURRENT ASSETS:
Due from factor..............   $ 41,067,000    $ 35,549,000    $10,365,000    $ 10,758,000
Accounts receivable..........     22,938,000      27,915,000      3,565,000       5,700,000
Inventories..................     19,240,000      21,472,000     10,843,000      11,590,000
Prepaid expenses and other...        319,000         330,000        288,000         293,000
                                ------------    ------------    -----------    ------------
                                  83,564,000      85,266,000     25,061,000      28,341,000
                                ------------    ------------    -----------    ------------
PROPERTY, PLANT, AND
  EQUIPMENT:
Land.........................      4,183,000       4,801,000      4,183,000       4,966,000
Buildings....................     21,996,000      22,459,000     21,996,000      22,459,000
Machinery and equipment......     24,828,000      26,141,000     24,829,000      26,141,000
Leasehold improvements.......      1,287,000       1,287,000      1,287,000       1,287,000
Furniture and fixtures.......      1,698,000       2,707,000      2,490,000       2,707,000
Construction in process......        208,000         403,000      1,043,000       2,309,000
                                ------------    ------------    -----------    ------------
                                  54,200,000      57,798,000     55,828,000      59,869,000
Less accumulated depreciation
  and amortization...........    (12,123,000)    (16,670,000)   (13,326,000)    (17,908,000)
                                ------------    ------------    -----------    ------------
                                  42,077,000      41,128,000     42,502,000      41,961,000
                                ------------    ------------    -----------    ------------
OTHER ASSETS.................        838,000         667,000        797,000         770,000
                                ------------    ------------    -----------    ------------
                                $126,479,000    $127,061,000    $68,360,000    $ 71,072,000
                                ============    ============    ===========    ============

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term
  debt.......................   $  4,790,000    $  4,750,000    $ 5,089,000    $  4,550,000
Notes payable................     60,528,000      48,896,000     15,009,000      10,226,000
Accounts payable.............     11,488,000       9,331,000      3,792,000       2,847,000
Accrued expenses.............      7,047,000       6,720,000      5,051,000       5,602,000
Warranty and other
  reserves...................      3,007,000       2,716,000      1,812,000       1,311,000
                                ------------    ------------    -----------    ------------
                                  86,860,000      72,413,000     30,753,000      24,536,000
                                ------------    ------------    -----------    ------------
LONG-TERM DEBT...............     19,419,000      15,320,000     18,812,000      13,392,000
                                ------------    ------------    -----------    ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value,
  100,000,000 shares
  authorized, 16,000,000
  shares issued and
  outstanding................        160,000         160,000        160,000         160,000         160,000
Additional paid-in capital...        340,000         340,000        340,000         340,000         340,000
Retained earnings............     19,700,000      38,828,000     18,295,000      32,644,000       2,674,000
                                ------------    ------------    -----------    ------------     -----------
                                  20,200,000      39,328,000     18,795,000      33,144,000     $ 3,174,000
                                ------------    ------------    -----------    ------------     ===========
                                $126,479,000    $127,061,000    $68,360,000    $ 71,072,000
                                ============    ============    ===========    ============

      The accompanying notes are an integral part of these balance sheets.

                               MEADOWCRAFT, INC.

                              STATEMENTS OF INCOME

                                               FISCAL YEAR ENDED                  THIRTEEN WEEKS ENDED
                                   ------------------------------------------   -------------------------
                                    APRIL 30,      APRIL 28,        MAY 3,       JULY 31,      JULY 31,
                                       1995           1996           1997          1996          1997
                                   ------------   ------------   ------------   -----------   -----------
                                    (52 WEEKS)     (52 WEEKS)     (53 WEEKS)    (UNAUDITED)
NET SALES........................  $120,767,000   $117,419,000   $141,945,000   $32,233,000   $35,368,000
COST OF SALES....................    88,587,000     87,849,000     98,315,000    24,270,000    25,932,000
                                   ------------   ------------   ------------   -----------   -----------
Gross Profit.....................    32,180,000     29,570,000     43,630,000     7,963,000     9,436,000
                                   ------------   ------------   ------------   -----------   -----------
OPERATING EXPENSES:
Selling..........................     6,101,000      6,092,000      6,939,000     1,232,000     1,517,000
General and administrative.......     5,165,000      5,906,000      6,039,000     1,332,000     1,442,000
                                   ------------   ------------   ------------   -----------   -----------
                                     11,266,000     11,998,000     12,978,000     2,564,000     2,959,000
                                   ------------   ------------   ------------   -----------   -----------
          Operating Income.......    20,914,000     17,572,000     30,652,000     5,399,000     6,477,000
INTEREST EXPENSE.................     4,881,000      5,018,000      5,274,000     1,304,000     1,161,000
                                   ------------   ------------   ------------   -----------   -----------
          Net
income -- historical.............  $ 16,033,000   $ 12,554,000   $ 25,378,000   $ 4,095,000   $ 5,316,000
                                   ============   ============   ============   ===========   ===========
PRO FORMA PRESENTATION:
Net income -- historical.........  $ 16,033,000   $ 12,554,000   $ 25,378,000   $ 4,095,000   $ 5,316,000
Pro forma provision for income
  taxes (Notes 2 and 7)..........     6,071,000      4,685,000      9,439,000     1,523,000     1,978,000
                                   ------------   ------------   ------------   -----------   -----------
Pro forma net income
  (Notes 2 and 7)................  $  9,962,000   $  7,869,000   $ 15,939,000   $ 2,572,000   $ 3,338,000
                                   ============   ============   ============   ===========   ===========
Pro forma net income per share (Notes 2 and 7)................   $        .96                 $       .20
                                                                 ============                 ===========
Pro forma weighted average shares outstanding (Note 2)........     16,521,000                  16,521,000
                                                                 ============                 ===========

        The accompanying notes are an integral part of these statements.

                               MEADOWCRAFT, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                          COMMON STOCK
                                      ---------------------   ADDITIONAL
                                        SHARES                 PAID-IN       RETAINED
                                        ISSUED      AMOUNT     CAPITAL       EARNINGS        TOTAL
                                      ----------   --------   ----------   ------------   ------------
BALANCE, MAY 1, 1994................  16,000,000   $160,000    $340,000    $  4,551,000   $  5,051,000
  Net income for the year...........           0          0           0      16,033,000     16,033,000
  S corporation distributions.......           0          0           0      (5,100,000)    (5,100,000)
                                      ----------   --------    --------    ------------   ------------
BALANCE, APRIL 30, 1995.............  16,000,000    160,000     340,000      15,484,000     15,984,000
  Net income for the year...........           0          0           0      12,554,000     12,554,000
  S corporation distributions.......           0          0           0      (8,338,000)    (8,338,000)
                                      ----------   --------    --------    ------------   ------------
BALANCE, APRIL 28, 1996.............  16,000,000    160,000     340,000      19,700,000     20,200,000
  Net income for the year...........           0          0           0      25,378,000     25,378,000
  S corporation distributions.......           0          0           0      (6,250,000)    (6,250,000)
                                      ----------   --------    --------    ------------   ------------
BALANCE, MAY 3, 1997................  16,000,000    160,000     340,000      38,828,000     39,328,000
  Net income for period.............           0          0           0       5,316,000      5,316,000
  S corporation distributions.......           0          0           0     (11,500,000)   (11,500,000)
                                      ----------   --------    --------    ------------   ------------
BALANCE, JULY 31, 1997..............  16,000,000   $160,000    $340,000    $ 32,644,000   $ 33,144,000
                                      ==========   ========    ========    ============   ============

        The accompanying notes are an integral part of these statements.

                               MEADOWCRAFT, INC.

                            STATEMENTS OF CASH FLOWS

                                                   FISCAL YEAR ENDED                   THIRTEEN WEEKS ENDED
                                       ------------------------------------------   ---------------------------
                                        APRIL 30,      APRIL 28,        MAY 3,        JULY 31,       JULY 31,
                                           1995           1996           1997           1996           1997
                                       ------------   ------------   ------------   ------------   ------------
                                        (52 WEEKS)     (52 WEEKS)     (53 WEEKS)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...........................  $ 16,033,000   $ 12,554,000   $ 25,378,000   $  4,095,000   $  5,316,000
                                       ------------   ------------   ------------   ------------   ------------
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
Depreciation and amortization........     2,340,000      4,006,000      5,099,000      1,235,000      1,237,000
Changes in assets and liabilities:
  Due from factor....................   (25,462,000)    22,736,000      5,518,000     30,702,000     24,791,000
  Accounts receivable, net...........    12,410,000    (22,938,000)    (4,977,000)    19,373,000     22,215,000
  Inventories........................    (5,094,000)       496,000     (2,232,000)     8,397,000      9,882,000
  Prepaid expenses and other.........        93,000          4,000        (11,000)             0         37,000
  Other assets.......................       (94,000)       (44,000)       102,000         41,000       (103,000)
  Accounts payable...................     4,624,000     (4,064,000)    (2,157,000)    (7,696,000)    (6,484,000)
  Accrued expenses...................       422,000      1,603,000       (327,000)    (1,996,000)    (1,118,000)
  Warranty and other reserves........       865,000          8,000       (291,000)    (1,195,000)    (1,405,000)
                                       ------------   ------------   ------------   ------------   ------------
         Total adjustments...........    (9,896,000)     1,807,000        724,000     48,861,000     49,052,000
                                       ------------   ------------   ------------   ------------   ------------
         Net cash provided by
           operating activities......     6,137,000     14,361,000     26,102,000     52,956,000     54,368,000
                                       ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures.................   (16,034,000)   (15,676,000)    (3,406,000)    (1,628,000)    (2,070,000)
                                       ------------   ------------   ------------   ------------   ------------
         Net cash used in investing
           activities................   (16,034,000)   (15,676,000)    (3,406,000)    (1,628,000)    (2,070,000)
                                       ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (payments) on notes
  payable............................    11,704,000      2,656,000    (11,632,000)   (45,519,000)   (38,670,000)
Proceeds from issuance of long-term
  debt...............................     8,720,000     10,500,000              0        974,000              0
Principal payments of long-term
  debt...............................    (5,374,000)    (3,255,000)    (4,814,000)    (1,283,000)    (2,128,000)
Payment of loan costs................       (53,000)      (248,000)             0              0              0
Payment of S corporation
  distributions......................    (5,100,000)    (8,338,000)    (6,250,000)    (5,500,000)   (11,500,000)
                                       ------------   ------------   ------------   ------------   ------------
         Net cash provided by (used
           in) financing
           activities................     9,897,000      1,315,000    (22,696,000)   (51,328,000)   (52,298,000)
                                       ------------   ------------   ------------   ------------   ------------
         Net change in cash..........             0              0              0              0              0
CASH, BEGINNING OF YEAR..............             0              0              0              0              0
                                       ------------   ------------   ------------   ------------   ------------
CASH, END OF YEAR....................  $          0   $          0   $          0   $          0   $          0
                                       ============   ============   ============   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
Cash paid during the period for
  interest...........................  $  4,886,000   $  4,736,000   $  5,395,000   $  1,059,000   $  1,207,000
                                       ============   ============   ============   ============   ============
NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Capital leases originated............  $          0   $  3,000,000   $          0   $          0   $          0
                                       ============   ============   ============   ============   ============
Capital expenditures financed with
  debt...............................  $          0   $          0   $    675,000   $          0   $          0
                                       ============   ============   ============   ============   ============

        The accompanying notes are an integral part of these statements.

                               MEADOWCRAFT, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  BUSINESS

     Meadowcraft, Inc. (the "Company") designs, manufactures and distributes a variety of wrought iron consumer products, including outdoor and indoor furniture and accessories, outdoor cushions and umbrellas, and garden products, which it markets to mass merchandisers and specialty stores primarily in the United States.

     Revenue and expenses are subject to material seasonal variations. The seasonal nature of the Company's business requires an inventory build-up during the fall and winter months in order to meet customer demand during the spring and summer selling seasons. The Company relies upon bank borrowings and cash flow from operations to finance this production (see Note 3).

     The Company is proceeding with an initial public offering of Common Stock (the "Offering"). A portion of the estimated net proceeds to the Company will be used to make an S corporation distribution, which will be declared, but not paid, prior to the Offering. The S corporation distribution will be equal to the amount of the Company's undistributed earnings from October 1, 1986 to May 3, 1997 which were previously taxed to its existing stockholders plus the Company's S Corporation earnings attributable to the period from May 4, 1997 to the date of termination of the S corporation election. This amount has not been accrued as of May 3, 1997. The Company intends to use the balance of the net proceeds for capital expenditures.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR END

     Prior to Fiscal 1997, the Company was on a 52/53 week year with the fiscal year ending on the Sunday closest to the last day of April. During fiscal 1997, the Company changed its reporting period to a fiscal year ending on the Saturday closest to the last day of April. As a result of this change, fiscal 1997 includes 53 weeks of operations versus 52 weeks in each of fiscal 1996 and 1995.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DUE FROM FACTOR

     The Company maintains agreements with two financial institutions under which a substantial portion of its trade accounts receivable are factored. Such agreements provide for the factoring of accounts receivables without recourse; therefore, the financial institutions assume all credit risk with respect to factored customer accounts. The vast majority of the Company's factored accounts receivable are factored with the bank which provides its $80,000,000 revolving line of credit (see Note 3). The Company does not factor the receivables related to four of its customers, and the related amounts are reflected in accounts receivable in the accompanying balance sheets (see Note 10).

                               MEADOWCRAFT, INC.

INVENTORIES

     Inventories are valued at first-in, first-out ("FIFO") cost which is not in excess of market. An analysis of inventories at April 28, 1996, May 3, 1997 and July 31, 1997 follows:

                                      APRIL 28, 1996   MAY 3, 1997   JULY 31, 1996   JULY 31, 1997
                                      --------------   -----------   -------------   -------------
                                                                      (UNAUDITED)
Raw materials and purchased parts...   $ 7,405,000     $ 8,207,000    $ 4,680,000     $ 6,273,000
Work-in-process.....................       422,000         610,000        493,000         569,000
Finished goods......................    11,413,000      12,655,000      5,670,000       4,748,000
                                       -----------     -----------    -----------     -----------
                                       $19,240,000     $21,472,000    $10,843,000     $11,590,000
                                       ===========     ===========    ===========     ===========

PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment are recorded at cost less accumulated depreciation and amortization and include expenditures for major renewals and betterments that substantially increase the useful lives of existing assets as well as the net amount of interest cost associated with significant capital additions. Interest cost incurred during fiscal 1996 and 1997 amounted to $5,456,000 and $5,274,000, respectively, of which $438,000 and $0, respectively, was capitalized. Maintenance and repairs are charged to expense as incurred. Upon sale, retirement, or other disposition of these assets, the cost and related accumulated depreciation are removed from the respective accounts, and the related gain or loss is credited or charged to income.

     Depreciation is computed using the straight-line method over the estimated service lives of the depreciable assets as follows:

Buildings................................  13 to 28 years
Machinery and equipment..................  5 to 13 years
Furniture and fixtures...................  3 to  5 years
Leasehold improvements...................  Shorter of lease term or 13 years

REVENUE RECOGNITION/WARRANTY AND OTHER RESERVES

     The Company recognizes sales when products are shipped. As the Company offers up to a 36-month limited warranty on certain products, estimated warranty costs are accrued at the time products are sold based on a historical percentage of warranty costs to gross sales. The charge for such accrual is reflected as returns and allowances, which reduces gross sales to net sales. Included in the warranty reserve is an estimate for customer credits arising from co-op advertising programs and purchased volume discounts. These amounts are accrued based on individual customer agreements or Company rebate programs.

SELF-INSURANCE ACCRUAL

     The Company is substantially self insured for workers' compensation and health care claims. The Company purchases insurance for all workers' compensation claims in excess of $250,000 per occurrence with an annual aggregate stop loss limit of $1,440,000 and for all employee health care claims in excess of $100,000 per occurrence. As self insurance claims become probable and reasonably estimable, the estimated cost of such claims are accrued, including related expenses. Management considers the accrued liabilities for unsettled claims to be adequate; however, there is no assurance that the amounts accrued will not vary from the ultimate amounts incurred upon final disposition of all outstanding claims. As a result, periodic adjustments to the reserves will be made as events occur which indicate changes are necessary. In the opinion of management, based on current information, these periodic adjustments will not be material to the Company's financial condition or results of operations.

                               MEADOWCRAFT, INC.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company, from time to time, uses interest rate swap contracts ("Swaps") and interest rate caps ("Caps") to manage interest rate risks arising from certain of the Company's financing sources, such as the revolving credit line and certain long-term debt. All Swaps and Caps employed by the Company represent end-user activities designed as hedges, and, therefore, changes in fair values of such derivatives are not included in the results of operations. Interest receivable or payable from such contracts is accrued and recognized as an adjustment to interest expense related to the specific financing source being hedged.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     In preparing disclosures about the fair value of financial instruments, management has assumed that the carrying amount approximates fair value for current financial instruments due to the short maturities of those instruments. The estimated fair values of long-term debt instruments are based upon the current interest rate environment and remaining term to maturity.

PRO FORMA INFORMATION

     Pro forma stockholders' equity at July 31, 1997 reflects (i) $32,670,000 of the S corporation distribution, which represents undistributed earnings from October 1, 1986 through May 3, 1997 that were previously taxed to the existing stockholders, and (ii) the effect of recording net deferred tax assets which will result from the termination of the Company's S Corporation election, amounting to approximately $2,700,000 at July 31, 1997. (See Note 7).

     Prior to the Offering, the Company was taxed under the provisions of Subchapter S of the Internal Revenue Code. As such, the taxable income of the Company had been included in the individual income tax returns of the Company's stockholders for income tax purposes. Accordingly, no provision for income taxes had been provided in the Company's financial statements. Upon consummation of the Offering, the Company intends to terminate its S Corporation election and, as a result, the Company will become a taxable C corporation. The pro forma net income shown on the statements of income presented herein gives effect to the application of pro forma income taxes that would have been reported had the Company been a C corporation subject to federal and state income taxes for all periods presented.

     Pro forma net income per share for the year ended May 3, 1997 and for the thirteen weeks ended July 31, 1997, is calculated by dividing pro forma net income by the sum of the weighted average number of shares of common stock outstanding (16,000,000) and 521,000 shares of common stock that would be required to be sold, at an assumed initial public offering price of $14.00 per share, to pay the portion of the S corporation distribution to be paid out of the net proceeds of the Offering in excess of fiscal 1997 earnings. Share information reflects the 16,000-for-1 stock split described in Note 11. Historical per share information has not been presented in view of the Company's S Corporation status and the anticipated change in capital structure upon completion of the Offering.

3.  NOTES PAYABLE

     In order to meet working capital needs, the Company maintains a variable rate (7.48%, 7.73% and 7.71% at April 28, 1996, May 3, 1997 and July 31, 1997
respectively) revolving line of credit in the amount of $80,000,000 (see Note
12). The revolving line bears interest at the prime rate. However, the Company has the option of converting the borrowing rate to LIBOR plus 2.04% for all or a portion of the outstanding balance. At May 3, 1997 and July 31, 1997, $46,196,000 and $7,526,000 were outstanding under the line of credit. Of the amounts outstanding at May 3, 1997 and July 31, 1997, $2,196,000 and $3,526,000,
respectively, were based on the prime rate, and $44,000,000 and $4,000,000, respectively, were based on the LIBOR rate. At May 3, 1997 and July 31, 1997, $14,478,000 and $17,145,000, respectively, were available to be borrowed. The

                               MEADOWCRAFT, INC.

average borrowings outstanding were $33,305,000, 30,945,000, and $24,600,000, and the maximum borrowings outstanding were $58,276,000, $59,460,000, and $42,257,000, in fiscal 1996, 1997, and the thirteen weeks ended July 31, 1997, respectively. The weighted average interest rate on these borrowings was approximately 7.79%, 7.53%, and 7.87% in fiscal 1996, 1997, and the thirteen weeks ended July 31, 1997, respectively. All bank borrowings are collateralized by all assets of the Company, except for preexisting pledged assets.

     The Company also maintains a $3,000,000 variable rate (7.75%, 8.0%, and 8.0% at April 28, 1996, May 3, 1997, and July 31, 1997, respectively) line of credit (see Note 12). Of this amount, $3,000,000, $2,700,000, and $2,700,000 were outstanding at April 28, 1996, May 3, 1997, and July 31, 1997, respectively. The average borrowings outstanding were $3,000,000, $2,986,000, and $2,700,000 in fiscal 1996, 1997, and the thirteen weeks ended July 31, 1997, respectively, and the maximum borrowings outstanding were $3,000,000 in each fiscal year and $2,700,000 in the thirteen weeks ended July 31, 1997. The weighted average interest rate on these borrowings was approximately 8.17%, 7.78%, and 7.73% in fiscal 1996, 1997, and the thirteen weeks ended July 31, 1997, respectively. The $3,000,000 line of credit is guaranteed by the Company's principal stockholder.

     The Company maintains an interest rate cap as a hedge against the variable interest rate exposure on the $80,000,000 line of credit. This interest rate cap, which expires June 1, 1999, establishes the maximum prime interest rate at 8.0% for all periods presented on varying notional amounts, which range from $0 to $30,000,000, and have been based on expected seasonal borrowings. At April 28, 1996, May 3, 1997, and July 31, 1997, the notional amounts amounted to $30,000,000, $15,000,000 and $0, respectively. The counter-party to the interest rate cap is the Company's primary bank. The Company believes the credit and liquidity risk of the counter-party failing to meet its obligations is remote as the Company settles its interest position with the bank on a current basis. During fiscal years ended April 30, 1995, April 28, 1996, and May 3, 1997 as well as the thirteen weeks ended July 31, 1997, the interest rate cap had no material effect on interest expense.

                               MEADOWCRAFT, INC.

4.  LONG-TERM DEBT

     Long-term debt consists of the following at April 28, 1996, May 3, 1997 and July 31, 1997:

                                                  APRIL 28, 1996   MAY 3, 1997   JULY 31, 1997
                                                  --------------   -----------   -------------
Term note, 8.33%, due in quarterly installments
  of $450,000, plus interest, until February 28,
  2001, secured by building and equipment with a
  net book value of $14,074,000.................   $ 8,550,000     $ 6,750,000    $ 6,300,000
Term note, 8.89%, due in quarterly installments
  of $146,875, plus interest, until August 16,
  2005, secured by building and equipment with a
  net book value of $6,960,000..................     5,434,000       4,847,000      4,700,000
Capitalized lease obligation, variable rates
  (4.75% and 3.9% at May 3, 1997 and July 31,
  1997, respectively), subject to an interest
  rate swap (see below) due in semiannual
  installments of $100,000 until February 1,
  2011, secured by building and equipment with a
  net book value of $3,817,000..................     3,000,000       2,800,000      2,700,000
Promissory notes, variable rates (8.09% and
  7.94% at May 3, 1997 and July 31, 1997,
  respectively), due in quarterly installments
  of $250,000 until January 1, 1999,
  cross-collateralized by all assets except
  preexisting pledged assets....................     2,750,000       1,750,000      1,500,000
Term note, 7.90%, due in quarterly installments
  of $200,000, plus interest, until June 30,
  1999, secured by building and equipment with a
  net book value of $5,570,000..................     2,400,000       1,600,000      1,400,000
Promissory notes, 7.73% repaid in July 1997.....     1,156,000         953,000              0
Promissory note, 8.50%, due in monthly
  installments through June 2, 1999, guaranteed
  by the principal stockholder..................       833,000         733,000        717,000
Promissory note, 8.00%, due in monthly
  installments through May 29, 2006, secured by
  equipment with a net book value of $710,000...             0         637,000        625,000
Various capital leases, repaid in fiscal 1997...        86,000               0              0
                                                   -----------     -----------    -----------
                                                    24,209,000      20,070,000     17,942,000
Less amounts due within one year................    (4,790,000)     (4,750,000)    (4,550,000)
                                                   -----------     -----------    -----------
                                                   $19,419,000     $15,320,000    $13,392,000
                                                   ===========     ===========    ===========

     During fiscal 1996, the Company entered into an interest rate swap agreement which expires in 2011 related to its capital lease obligation covering the entire principal balance outstanding on such obligation. The agreement is designed to fix the interest rate at 5.85%.

     The Company's debt agreements contain, among other things, certain restrictions relating to net worth, capital expenditures, the current ratio, and the debt service ratio. The Company was in compliance with all covenants at May 3, 1997 and July 31, 1997.

     The Company's total debt obligations maturing in each of the next five fiscal years at May 3, 1997 are as follows: $4,750,000 in 1998, $4,479,000 in 1999, $3,367,000 in 2000, $2,388,000 in 2001, $1,009,000 in 2002, and $4,077,000
thereafter.

                               MEADOWCRAFT, INC.

5.  OPERATING LEASES

     The Company has operating leases for office, plant, and warehouse facilities and manufacturing and office equipment. Minimum future rental payments for all operating leases having remaining terms in excess of one year at May 3, 1997 are as follows:

FISCAL YEAR ENDING IN:
----------------------
1998........................................................  $  862,000
1999........................................................     646,000
2000........................................................     644,000
2001........................................................     308,000
2002........................................................     180,000
Thereafter..................................................      60,000
                                                              ----------
                                                              $2,700,000
                                                              ==========

     Total rental expense amounted to $1,746,000, $1,400,000, and $1,361,000 for the years ended April 30, 1995, April 28, 1996, and May 3, 1997, respectively, and $297,000 for the thirteen weeks ended July 31, 1997.

6.  EMPLOYEE BENEFIT PLANS

     The Company maintains a 401(k) Profit Sharing Plan (the "Plan") for its salaried employees which allows these employees to make pretax contributions to the Plan. The Plan covers all full-time salaried employees who have completed one year of service and who are at least 21 years of age. Participants in the Plan may voluntarily contribute from 3% to 10% of their annual compensation within certain dollar limits as allowed by law. Company contributions to the Plan are determined by the Company's Board of Directors and are limited to a maximum of 10% of the employee's compensation. Contribution expense for the years ended April 30, 1995, April 28, 1996, and May 3, 1997 amounted to $63,000, $82,000, and $94,000, respectively and $26,000 for the thirteen weeks ended July 31, 1997.

     The Company also maintains a defined benefit pension plan covering the hourly employees of the Birmingham plants. The benefits are based on certain Company monthly contributions for each year of credited service. The Company's funding policy is to contribute annually no less than the minimum amount required by ERISA and no more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     Net pension expense for the years ended April 30, 1995, April 28, 1996, and May 3, 1997, and the thirteen weeks ended July 31, 1997, includes the following components:

                                                APRIL 30,        APRIL 28,        MAY 3,        JULY 31,
                                                   1995             1996           1997           1997
                                              --------------   --------------   -----------   -------------
Service cost of the current period..........     $113,000         $130,000       $158,000       $ 40,000
Interest cost on the projected benefit
  obligation................................       75,000           98,000        115,000         32,000
Actual return on assets held in the plan....      (58,000)         (52,000)       (64,000)       (29,000)
Net amortization and deferral of prior
  service cost, transition liability, and
  net gain..................................       (8,000)         (11,000)         4,000          7,000
                                                 --------         --------       --------       --------
Net pension expense.........................     $122,000         $165,000       $213,000       $ 50,000
                                                 ========         ========       ========       ========

                               MEADOWCRAFT, INC.

     The following sets forth the funded status of the pension plan at April 30, 1995, April 28, 1996, May 3, 1997, and July 31, 1997:

                                                APRIL 30,        APRIL 28,        MAY 3,        JULY 31,
                                                   1995             1996           1997           1997
                                              --------------   --------------   -----------   -------------
Accumulated benefit obligation..............    $1,201,000       $1,360,000     $1,529,000     $1,569,000
                                                ==========       ==========     ==========     ==========
Vested accumulated benefit obligation.......     1,144,000        1,283,000      1,452,000      1,493,000
                                                ==========       ==========     ==========     ==========
Projected benefit obligation................     1,289,000        1,473,000      1,726,000      1,786,000
Fair value of assets held in the plan.......     1,067,000        1,040,000      1,453,000      1,515,000
                                                ----------       ----------     ----------     ----------
Excess of projected benefit obligation over
  fair value of plan assets.................      (222,000)        (433,000)      (273,000)      (271,000)
Unrecognized net loss.......................       152,000          205,000        210,000        210,000
Unrecognized initial obligation.............        62,000           53,000         44,000         42,000
Unrecognized prior service cost.............        57,000           83,000        149,000        145,000
                                                ----------       ----------     ----------     ----------
    Prepaid (accrued) pension cost..........    $   49,000       $  (92,000)    $  130,000     $  126,000
                                                ==========       ==========     ==========     ==========

     Pension plan assets consist primarily of group annuity policies at April 30, 1995, April 28, 1996, May 3, 1997 and July 31, 1997. The weighted average discount rate used to measure the projected benefit obligation and the expected long-term rate of return on assets was 7.50% at April 30, 1995, April 28, 1996, May 3, 1997 and July 31, 1997. The Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses.

     The Company contributes to the Retail, Wholesale, and Department Store Union Industry Pension Plan on behalf of each employee of the plants not covered by the aforementioned pension plan as prescribed in the Company's collective bargaining agreements. The Company contributes $2.40 to $3.40 per week for each full-time employee on the active payroll subject to these agreements. Pension expense under these plans amounted to approximately $67,000, $70,000, and $88,000 for the years ended April 30, 1995, April 28, 1996, and May 3, 1997, respectively, and $15,000 for the thirteen weeks ended July 31, 1997.

     The Company also maintains discretionary performance compensation plans covering certain management employees as approved by the Chairman and President of the Company. The Company's discretionary provision for these plans amounted to $1,340,000, $1,143,000, and $1,653,000 for the years ended April 30, 1995,
April 28, 1996, and May 3, 1997, respectively, and $300,000 for the thirteen weeks ended July 31, 1997.

     The Company does not provide any additional post-retirement or post-employment benefits to its employees.

7.  INCOME TAXES

     Upon consummation of the Offering, the Company intends to terminate its S corporation election and, accordingly, will become a taxable C corporation. Upon termination of its S corporation election, the Company will record net deferred tax assets which at July 31, 1997 the pro forma components are as follows:

Depreciation................................................  $ (833,000)
Inventory...................................................     260,000
Warranty reserve............................................   1,432,000
Payroll-related accrued expenses............................     893,000
Other accrued expenses......................................     912,000
                                                              ----------
Pro forma deferred tax assets, net..........................  $2,664,000
                                                              ==========

                               MEADOWCRAFT, INC.

     A summary of the components of the pro forma provision for income taxes is as follows:

                                        FISCAL YEAR ENDED               THIRTEEN WEEKS ENDED
                               ------------------------------------   -------------------------
                               APRIL 30,    APRIL 28,      MAY 3,       JULY 31,      JULY 31,
                                  1995         1996         1997          1996          1997
                               ----------   ----------   ----------   ------------   ----------
                                                                      (UNAUDITED)
Federal:
  Current....................  $6,316,000   $4,580,000   $7,658,000    $1,134,000    $1,453,000
  Deferred...................    (780,000)    (312,000)     941,000       253,000       349,000
                               ----------   ----------   ----------    ----------    ----------
                                5,536,000    4,268,000    8,599,000     1,387,000     1,802,000
                               ----------   ----------   ----------    ----------    ----------
State:
  Current....................     611,000      448,000      748,000       111,000       144,000
  Deferred...................     (76,000)     (31,000)      92,000        25,000        32,000
                               ----------   ----------   ----------    ----------    ----------
                                  535,000      417,000      840,000       136,000       176,000
                               ----------   ----------   ----------    ----------    ----------
Pro forma provision for
  income taxes...............  $6,071,000   $4,685,000   $9,439,000    $1,523,000    $1,978,000
                               ==========   ==========   ==========    ==========    ==========

     The provision for income taxes differs from the amounts computed by applying federal statutory rates due to the following:

                                        FISCAL YEAR ENDED               THIRTEEN WEEKS ENDED
                               ------------------------------------   -------------------------
                               APRIL 30,    APRIL 28,      MAY 3,       JULY 31,      JULY 31,
                                  1995         1996         1997          1996          1997
                               ----------   ----------   ----------   ------------   ----------
                                                                      (UNAUDITED)
Tax provision computed at the
  federal statutory rate
  (35%)......................  $5,612,000   $4,394,000   $8,882,000    $1,433,000    $1,861,000
Effect of state income taxes,
  net of benefits............     348,000      271,000      546,000        88,000       114,000
Other........................     111,000       20,000       11,000         2,000         3,000
                               ----------   ----------   ----------    ----------    ----------
                               $6,071,000   $4,685,000   $9,439,000    $1,523,000    $1,978,000
                               ==========   ==========   ==========    ==========    ==========

8.  CONTINGENCIES

     The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to these proceedings will not materially affect the financial position or results of operations of the Company.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL
    INSTRUMENTS

     Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments," requires all businesses to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. The estimated fair value of the Company's on-balance sheet financial instruments at July 31, 1997, approximated their carrying value at that date.

     As of May 3, 1997 and July 31, 1997, and as discussed in Notes 3 and 4, the Company is party to an interest rate cap agreement and an interest rate swap agreement, both of which are considered derivative financial instruments. The fair value of these instruments, which are specifically used for hedging purposes, is the estimated amount that the Company would pay or receive if these agreements were terminated as of May 3, 1997 and July 31, 1997. Such estimates of fair value take into account current interest rates and the

                               MEADOWCRAFT, INC.

present creditworthiness of the counterparties. Under the restrictions of the bank credit agreements, the Company does not expect to cancel these agreements, and expects them to expire as originally contracted. As of May 3, 1997 and July 31, 1997, the carrying amount of these financial instruments, which represents amounts paid to obtain such instruments, exceeds the estimated fair value by $127,000 and $203,000, respectively.

10.  MAJOR CUSTOMERS

     During the thirteen weeks ended July 31, 1997, three major customers accounted for sales of approximately $17,146,000 of total net sales. During the years ended April 30, 1995, April 28, 1996, and May 3, 1997 three major customers accounted for sales of approximately $56,319,000, $55,266,000, and $72,133,000, respectively, of total net sales. As of April 28, 1996, May 3, 1997, and July 31, 1997, the outstanding balance, included in accounts receivable on the respective balance sheets, related to these customers was $18,389,000, $24,615,000, and $5,700,000, respectively.

11.  STOCKHOLDERS' EQUITY

     On July 31, 1997, the Board of Directors approved a 16,000-for-1 stock split of the Company's Common Stock. All share information presented herein reflects this stock split.

     On July 31, 1997, the Company adopted a Stock Option Plan reserving 1,000,000 shares of the Company's common stock for grants to executive officers, directors, and key employees. Options to be granted will expire within ten years after the date of grant and the option exercise price will equal the fair market value of the common stock on the date of the grant. As of July 31, 1997, no options had been granted under the plan.

12.  SUBSEQUENT EVENTS

     Effective August 1, 1997, the Company entered into an asset purchase agreement with Virco Manufacturing Corporation to acquire all of the assets located and in possession of Virsan, a Mexican Company and a subsidiary of Virco, in Sonora, Mexico. The agreement stipulates cash payments for the purchase of assets, in the amount of $2,175,000 and is expected to be primarily funded under the Company's revolving credit agreement. Pro forma financial information has not been provided as it would not be meaningful since customers, products and operations of the Company will differ significantly from that of Virsan.

     On August 5, 1997, the Company revised the terms on its existing credit agreement with its primary lender. The revised agreement allows the Company to borrow up to an amount not to exceed $126,350,000. This credit facility is comprised of a $90,000,000 revolving credit facility and $36,350,000 of term loans. Interest rates on the revolving credit facility remain variable and all borrowings continue to be collateralized by all assets of the Company, except for preexisting pledged assets. Additionally, the Bank extended four new term loans in the aggregate of $19,750,000 to mature August 31, 2004. These loans are collateralized by the assets that are being constructed and acquired with the funds provided by the Bank.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Prospectus Summary...................    3
Risk Factors.........................    7
Use of Proceeds......................   10
Dividend Policy......................   11
Dilution.............................   11
Capitalization.......................   13
Selected Financial Data..............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   16
Business.............................   25
Management...........................   32
Certain Transactions.................   36
Principal Stockholders...............   36
Description of Capital Stock.........   37
Shares Eligible for Future Sale......   38
Underwriting.........................   40
Experts..............................   41
Legal Matters........................   41
Additional Information...............   41
Index to Financial Statements........  F-1

                             ---------------------
       UNTIL             , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================
                                3,125,000 SHARES
                                MEADOWCRAFT LOGO
                                  COMMON STOCK
                       ----------------------------------

                                   PROSPECTUS
                       ----------------------------------
                          A.G. EDWARDS & SONS, INC.
                                            , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the fees and expenses to be incurred in connection with the issuance and distribution of the shares of Common Stock, par value $.01 per share, offered hereby.

                                                              TO BE PAID
                                                                BY THE
                                                               COMPANY
                                                              ----------
Securities and Exchange Commission Registration Fee.........   $ 16,336
NASD Filing Fee.............................................      5,890
NYSE Original Listing Fee...................................     81,100
Blue Sky Fees and Expenses..................................      1,500
Legal Fees and Expenses.....................................    125,000
Accounting Fees.............................................    110,000
Printing and Engraving Costs................................     75,000
Transfer Agent's Fee........................................      2,000
Miscellaneous Expenses......................................      8,174
                                                               --------
          Total.............................................   $425,000
                                                               ========

---------------

* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE GENERAL CORPORATION LAW

     Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 145(b) of the DGCL states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145(c) of the DGCL provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or, if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of
Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

     Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

     The Amended and Restated Certificate of Incorporation (the "Restated Certificate") of the Company provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability described above, shall be eliminated or limited to the fullest extent permitted by the amended DGCL. Further, any repeal or modification of such provision of the Restated Certificate by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company existing at the time of such repeal or modification.

     The Restated Certificate also provides that each person who was or is made a party or is threatened to be made a party or is involved in any threatened, pending or completed action, suit or proceeding, whether formal or informal, whether of a civil, criminal, administrative or investigative nature (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company, whether the basis of such proceeding is an alleged action or inaction in an official capacity or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent permissible under Delaware law, as in effect on the date of filing of the Restated Certificate or to such greater extent as applicable law may thereafter permit, against all costs, charges, expenses, liabilities and losses (including, without limitation, attorneys' fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes, or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators. The Restated Certificate further provides that the Company shall pay expenses actually incurred in connection with any proceeding in advance of its final disposition; provided, however, that if Delaware law then requires, the payment of such expenses incurred in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

     The Company may, but is not required to, provide indemnification to employees and agents of the Company to the fullest extent permissible under Delaware law.

     The foregoing rights to indemnification conferred on directors, officers, employees and agents are contract rights and any repeal or amendment of the provisions in the Restated Certificate granting such rights shall not adversely affect any right thereunder of any person existing at the time of such repeal or amendment with respect to any act or omission occurring prior to the time of such repeal or amendment, and, further, shall not apply to any proceeding, irrespective of when the proceeding is initiated, arising from service of such person prior to such repeal or amendment.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 *1        --  Form of Underwriting Agreement
 *3.1      --  Amended and Restated Certificate of Incorporation of the
               Registrant
 *3.2      --  Amended and Restated Bylaws of the Registrant
 *4        --  Form of Stock Certificate
 *5        --  Opinion of Sirote & Permutt, P.C. regarding legality
*10.1      --  Assignment of Sublease between Champion International
               Corporation, Pinson Partners and the Company, dated July 1,
               1997
*10.2      --  Sublease Agreement between The Uniroyal Goodrich Tire
               Company and the Company, dated September 30, 1993
*10.3      --  Amended and Restated Loan and Security Agreement, dated
               August 28, 1997
*10.4      --  1997 Stock Option Plan of the Registrant
 23.1      --  Consent of Arthur Andersen LLP
*23.2      --  Consent of Sirote & Permutt, P.C. (included in Exhibit 5 above)
*24        --  Powers of Attorney (included in Page II-6)
*27        --  Financial Data Schedule
*99.1      --  Consent of T. Morris Hackney (Director Nominee)
*99.2      --  Affidavit of Registrant regarding consent of James M. Scott
               (Director Nominee)
*99.3      --  Consent of Reese H. McKinney, Jr. (Director Nominee)

---------------

* Previously filed.

     (b) Financial Statements Schedules:

     Schedule II -- Valuation and Qualifying Accounts

     All other schedules are omitted because they are not applicable or the requested information is shown in the Financial Statements of the Registrant or the Notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant undertakes hereby to provide to the Underwriters at the Closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant further undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to its Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized in the City of Birmingham, State of Alabama, on the 29th day of October, 1997.


                                          MEADOWCRAFT, INC.


                                          By:    /s/ STEVEN C. BRASWELL

                                            ------------------------------------

                                                     Steven C. Braswell


                                                 Vice President of Finance,


                                                  Chief Financial Officer


                                                       and Secretary


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                          *                              Chairman of the Board         October 29, 1997
-----------------------------------------------------
                  Samuel R. Blount

                          *                              President and Director        October 29, 1997
-----------------------------------------------------      (Principal Executive
                 William J. McCanna                        Officer)

               /s/ STEVEN C. BRASWELL                    Vice President of Finance,    October 29, 1997
-----------------------------------------------------      Chief Financial Officer
                 Steven C. Braswell                        and Secretary (Principal
                                                           Financial and Accounting
                                                           Officer)



*By:    /s/ STEVEN C. BRASWELL

     -------------------------------

           Steven C. Braswell


       Vice President of Finance,


         Chief Financial Officer


              and Secretary


            Power of Attorney

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                            ON SUPPLEMENTAL SCHEDULE




To Meadowcraft, Inc.:


We have audited in accordance with generally accepted auditing standards, the financial statements of Meadowcraft, Inc. (a Delaware corporation), included in this registration statement and have issued our report dated August 22, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II included in Part II of the registration statement is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therin in relation to the basic financial statements taken as a whole.


                                        /s/ Arthur Andersen LLP
                                        -----------------------



Birmingham, Alabama
August 22, 1997

                                                                     SCHEDULE II


                               MEADOWCRAFT, INC.



                       VALUATION AND QUALIFYING ACCOUNTS

              FOR THE YEARS ENDED APRIL 30, 1995, APRIL 28, 1996,
              AND MAY 3, 1997 AND THE 13-WEEKS ENDED JULY 31, 1997


                                          BALANCE AT     CHARGED TO                 BALANCE AT
                                          BEGINNING      COSTS AND                     END OF
     DESCRIPTION                           OF YEAR       EXPENSES      DEDUCTIONS      YEAR

For the year ended April 30, 1995:
 Warranty and other reserves              $2,134,000    $6,338,000    ($5,473,000)  $2,999,000

For the year ended April 28, 1996:
 Warranty and other reserves              $2,999,000    $6,473,000    ($6,465,000)  $3,007,000

For the year ended May 3, 1997:
 Warranty and other reserves              $3,007,000    $4,667,000    ($4,958,000)  $2,716,000

For the 13-weeks ended July 31, 1997:
 Warranty and other reserves              $2,716,000    $1,674,000    ($3,079,000)  $1,311,000

                                  EXHIBIT INDEX

Exhibit
Number                                                             Description
------                                                             -----------
 *1        --  Form of Underwriting Agreement
 *3.1      --  Amended and Restated Certificate of Incorporation of the
               Registrant
 *3.2      --  Amended and Restated Bylaws of the Registrant
 *4        --  Form of Stock Certificate
 *5        --  Opinion of Sirote & Permutt, P.C. regarding legality
*10.1      --  Assignment of Sublease between Champion International
               Corporation, Pinson Partners and the Company, dated July 1,
               1997
*10.2      --  Sublease Agreement between The Uniroyal Goodrich Tire
               Company and the Company, dated September 30, 1993
*10.3      --  Amended and Restated Loan and Security Agreement, dated
               August 28, 1997
*10.4      --  1997 Stock Option Plan of the Registrant
 23.1      --  Consent of Arthur Andersen LLP
*23.2      --  Consent of Sirote & Permutt, P.C. (included in Exhibit 5 above)
*24        --  Powers of Attorney (included in Page II-6)
*27        --  Financial Data Schedule
*99.1      --  Consent of T. Morris Hackney (Director Nominee)
*99.2      --  Affidavit of Registrant regarding consent of James M. Scott
               (Director Nominee)
*99.3      --  Consent of Reese H. McKinney, Jr. (Director Nominee)

            (b) Financial Statements Schedules:

            Schedule II - Valuation and Qualifying Accounts

            All other schedules are omitted because they are not applicable or the requested information is shown in the Financial Statements of the Registrant or the Notes thereto.

----------------------
*      Previously filed.